CPSI

Clear direction for healthcare information solutions

2003 ANNUAL REPORT

Company Profile

CPSI is a leading provider of healthcare information solutions for community hospitals. At December 31, 2003, the Company had contracts with 490 client hospitals in 45 states. Founded in 1979, the Company is a single-source vendor providing comprehensive software and hardware products, complemented by complete installation services and extensive support. Its fully integrated, enterprise-wide system automates clinical and financial data management in each of the primary functional areas of a hospital. CPSI's staff of over 650 technical, healthcare, and medical professionals provide system implementation and continuing support services as part of a comprehensive program designed to respond to clients' information needs in a constantly changing healthcare environment. For more information, visit www.cpsinet.com.

Annual Meeting

The annual meeting of stockholders will be held on May 13, 2004, at 9:00 a.m. Central Time at the Mobile Convention Center, One South Water Street, Mobile, Alabama.

Financial Highlights

(in thousands, except per share data)

	Years Ended December 31, 2003	2002
Total revenues	$ 81,303	$ 73,744
Cost of sales	48,404	42,925
Gross profit	32,899	30,819
Operating expenses	20,353	18,750
Operating income	12,546	12,069
Interest income, net	216	190
Other	121	362
Income before taxes	12,883	12,621
Provision for income taxes	5,017	1,971
Net income	$ 7,866	$ 10,650
Basic earnings per share	$ 0.75	$ 1.06
Diluted earnings per share	$ 0.75	$ 1.06
Pro Forma Income Data [1]		
Income before taxes as reported		$ 12,621
Pro forma provision for income taxes		4,577
Pro forma net income		$ 8,044
Pro forma basic earnings per share		$ 0.80
Pro forma diluted earnings per share		$ 0.80
Weighted average shares outstanding:		
Basic	10,488	10,024
Diluted	10,537	10,061

[1] *Pro forma adjustments reflect the provision for income taxes as if the Company had been taxed as a C corporation for all periods presented.*



Revenues
$32,150
$50,530
$49,222
$59,666
$73,744
$81,303
100,000
80,000
60,000
40,000
20,000
98 99 00 01 02 03



Net Income [2]
$3,327
$5,613
$3,065
$5,449
$8,044
$7,866
10,000
8,000
6,000
4,000
2,000
98 99 00 01 02 03



Hospital Clients
285
327
362
400
444
490
500
400
300
200
100
98 99 00 01 02 03

[2] *Net income for years 1998 through 2002 are pro forma for comparative purposes.*

Dear Stockholders:



DAVID A. DYE
President and Chief Executive Officer

CPSI is much more than a hospital software company. CPSI is in the business of providing information technology products and services to community hospitals, thereby enabling them to effectively and efficiently manage their financial and clinical operations so that they can focus on their primary business objective, quality patient care.

A Unique Approach – the Single Source Solution

There are several companies that strive to provide such a solution. However, CPSI is unique in the hospital information technology industry because of our ability to provide our hospital clients with a single source solution for all of their information technology requirements. We provide integrated, 100% in-house developed software for every functional area of a hospital and for the entities that our hospitals often operate, such as nursing homes, home health agencies, and physician clinics. We sell and support all of the hardware necessary to be used in conjunction with our software. From our offices in Mobile, we print patient statements, send electronic insurance claims, and even manage entire business office operations for some of our customers. CPSI is the only information service company that provides all these services; our competition does not.

In 2003, we further distinguished ourselves from the other companies in our field by enhancing and continuing to develop our single source solution. For example, in the fourth quarter, CPSI added an extremely significant software application to our product suite, a Picture Archiving and Communications System (PACS). This module allows all of the many physicians involved in a patient's care, including radiologists, family physicians, consultative physicians, and surgeons, to have real time access to diagnostic quality digital radiology images, such as MRI, CT, and ultrasound. Why is this so important to our company? Because the complete CPSI system now enables a hospital to have not only a paperless patient chart through the use of our clinical applications such as lab, pharmacy, and nursing point-of-care, but also a filmless chart, or in other words, a fully electronic medical record all contained within the CPSI system. Unlike all of the other major hospital information system vendors, CPSI elected to develop our PACS in-house rather than acquiring or partnering with a third-party vendor. CPSI and our hospital clients will benefit from this decision for years to come.

Our approach to building and servicing our products and services internally has served us well for almost 25 years. The hospitals that choose CPSI as their hospital information system partner appreciate the value of dealing with a single source vendor for all of their information system requirements. Their goals are consistent:

- provide clinicians with real time access to clinical information from anywhere at anytime,
- facilitate the seamless movement of patient information between the financial and clinical departments, resulting in the elimination of lost

> "We continue to believe that our strong cash performance highlights both the quality of our customer service and our conservative revenue recognition practices."

charges and the improvement of back office efficiency,

- do away with the need for cumbersome and costly interfaces between disparate systems, and
- have one phone number to call for any and all of their information technology questions and problems.

2003 - Challenging Yet Prosperous

2003 was a notably difficult year financially for community hospitals for several reasons, including a weak Medicare and Medicaid reimbursement environment, high salary costs due to a nationwide shortage of clinical professionals such as nurses and pharmacists, and lower than anticipated patient admissions. The difficult year for our target market led to a challenging year for CPSI. Many hospitals delayed making significant information technology purchases due to lack of available capital. Although our company added a record 48 new hospital clients in 2003, most of these hospitals approved purchases for the minimum amount of software needed to begin the installation of an integrated system and postponed expenditures for additional products that we believe they might have otherwise purchased to meet their operational and competitive needs.

We are pleased to report that, despite this tough environment, CPSI had another successful year financially. Our gross revenue increased 10% over 2002, while our bottom line remained constant. Cash flow from operations and total cash collections reached record highs, eclipsing net income and gross revenues, respectively, for the year, which we feel is a remarkable accomplishment. We continue to believe that our strong cash performance highlights both the quality of our customer service and our conservative revenue recognition practices. CPSI's revenue growth rate for the last five and 10 years ending 2003 is 20%. We firmly believe that our company is positioned to experience similar growth going forward.

Looking to the Long Term

As a result of the new Medicare Prescription Drug Bill, community hospitals are looking forward to substantially improved Medicare reimbursement beginning in 2004. In the past, Medicare's payment formula has created a disproportionate burden on smaller, community-based hospitals, which also typically depend on Medicare for a greater share of their payer mix than larger, urban facilities. The new Medicare bill, however, rectifies some of this imbalance, raising Medicare reimbursements to rural hospitals by an estimated $25 billion over the next ten years.

Meanwhile, the underutilization of information technology within healthcare remains staggering. For example, in our target market of hospitals with under 300 beds, less than 20% have a point-of-care nursing documentation system and fewer than 5% have bedside medication verification, PACS, and computerized physician order entry systems. This means that more than 95% of the community hospitals in this country still maintain a predominantly paper chart as opposed to an electronic medical record.

"We believe that we are in the right place, at the right time, and that we have the right expertise and approach to be the leader in our market."

At some point in the near future, it will become necessary for hospitals of all sizes to be fully automated across the continuum of care in order to remain competitive. Clinicians and patients will demand access to their medical information electronically, and as HIPAA enforcement becomes more of a priority, the security and record keeping necessary for compliance will force hospitals to automate and to do so with integration in mind.

In addition, the growing need for information technology in the healthcare industry is gaining national political and media attention. The focus is primarily on the use of technology to improve patient safety and therefore reduce the cost of healthcare delivery. CPSI's application software is being used around the country by our customers to enhance quality patient care. For example, many of our clients utilize handheld devices with built in barcode scanners to verify at the patient bedside that the patient is receiving the correct medication at the right dose and at the right time, greatly reducing the possibility of a medication error. Several of our hospital customers have installed our ChartLink™ product, which gives physicians real time access to the patient's chart to review such critical information as vital signs, lab results, and radiology reports. After reviewing this information, doctors are able to enter and sign medication and ancillary orders electronically using the CPSI Computerized Physician Order Entry application. This software checks for adverse drug-to-drug and drug-to-allergy interactions and eliminates the difficulty in interpreting hand written orders, both of which are proven patient safety benefits.

We believe that as the financial climate among community hospitals improves and as the demand for information technology within the healthcare industry continues to steadily increase, CPSI will remain in an ideal position to capitalize from the combined forces of these trends. Our plan is to continue to lead the community hospital marketplace through the addition of new client hospitals to our system and to continue to grow our recurring revenue stream through the addition of statement, electronic billing, and business office outsourcing services with our existing customers.

We believe that we are in the right place, at the right time, and that we have the right expertise and approach to be the leader in our market. This combination, we are convinced, makes CPSI the partner of choice for community hospitals and positions our company to deliver increasing value to you, our shareholders. We appreciate your commitment and support.

Sincerely,

David A. Dye

David A. Dye
President and Chief Executive Officer

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2003, or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from _______ to _______.

Commission file number: 000-49796

COMPUTER PROGRAMS AND SYSTEMS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	**74-3032373** (I.R.S. Employer Identification No.)
6600 Wall Street, Mobile, Alabama (Address of Principal Executive Offices)	**36695** (Zip Code)

(251) 639-8100
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act: Common Stock, $.001 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☒ No ☐

The aggregate market value of common stock held by non-affiliates of the registrant at June 30, 2003 was $124,242,050.

As of March 10, 2004 the registrant had outstanding 10,489,849 shares of its common stock.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the definitive Proxy Statement for the Annual Meeting of Computer Programs and Systems, Inc.'s stockholders to be held on May 13, 2004 are incorporated by reference into Part III of this report.

TABLE OF CONTENTS

* Portions of the definitive Proxy Statement for the Annual Meeting of our stockholders to be held on May 13, 2004 are incorporated by reference in Part III of this Form 10-K.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified generally by the use of forward-looking terminology and words such as "expects," "anticipates," "estimates," "believes," "predicts," "intends," "plans," "potential," "may," "continue," "should," "will" and words of comparable meaning. Without limiting the generality of the preceding statement, all statements in this Annual Report relating to estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and future financial results are forward-looking statements. We caution investors that any such forward-looking statements are only predictions and are not guarantees of future performance. Certain risks, uncertainties and other factors may cause actual results to differ materially from those projected in the forward-looking statements. Such factors may include:

- overall business and economic conditions affecting the healthcare industry;
- saturation of our target market and hospital consolidations;
- changes in customer purchasing priorities and demand for information technology systems;
- competition with companies that have greater financial, technical and marketing resources than we have;
- failure to develop new technology and products in response to market demands;
- fluctuations in quarterly financial performance due to, among other factors, timing of customer installations;
- failure of our products to function properly resulting in claims for medical losses;
- government regulation of our products and customers; and
- interruptions in our power supply and/or telecommunications capabilities.

For more information about the risks described above and other risks affecting us, see "Risk Factors" beginning on page 35 of this Annual Report. We also caution investors that the forward-looking information described herein represents our outlook only as of this date, and we undertake no obligation to update or revise any forward-looking statements to reflect events or developments after the date of this Annual Report.

PART I

ITEM 1. BUSINESS

Overview

We are a healthcare information technology company that designs, develops, markets, installs and supports computerized information technology systems to meet the unique demands of small and midsize hospitals. Our target market includes acute care community hospitals with 300 or fewer beds and small specialty hospitals. We are a single-source vendor providing comprehensive software and hardware products, complemented by data conversion, complete installation and extensive support. Our fully integrated, enterprise-wide system automates the management of clinical and financial data across the primary functional areas of a hospital. In addition, we provide services that enable our customers to outsource certain data-related business processes which we can perform more efficiently. We believe our products and services enhance hospital performance in the critical areas of clinical care, revenue cycle management, cost control and regulatory compliance. From our initial hospital installation in 1981, we have grown to serve more than 490 hospital customers across 45 states and the District of Columbia. In 2003, we generated revenues of $81.3 million from the sale of our products and services.

Industry Dynamics

The healthcare industry is the largest industry in the United States economy. The Centers for Medicare and Medicaid Services, or "CMS," has calculated that fiscal 2003 total healthcare expenditures in the United States were approximately $1.7 trillion, or approximately 15.3% of the U.S. gross domestic product. CMS estimates that by fiscal 2013 total U.S. healthcare spending will reach $3.4 trillion, or 18.4% of the estimated U.S. gross domestic product.

Hospital services represents one of the largest categories of total healthcare expenditures. According to CMS, in fiscal 2003 spending on hospital services amounted to $518.1 billion, or 30.9% of total healthcare expenditures. According to the American Hospital Association, there are approximately 4,900 community hospitals in the United States, with approximately 4,100 in our target market of hospitals with 300 or fewer acute care beds. In addition, there is a market of small specialty hospitals that focus on discrete medical areas such as surgery, rehabilitation and psychiatry.

Notwithstanding the size and importance of the healthcare industry within the United States economy, the industry is constantly challenged by changing economic dynamics, increased regulation and pressure to improve the quality of healthcare. These challenges are particularly significant for the hospitals in our target market due to their more limited financial and human resources. However, we believe healthcare providers can successfully address these issues with the help of advanced medical information systems. Specific examples of the challenges facing healthcare providers include the following.

Changing Economic Dynamics. The federal Balanced Budget Act of 1997, or "BBA," significantly lowered Medicare reimbursements for hospital services. These reductions were projected to total over $250 billion over five years. While the Budget Refinement Act of 1999 and the Benefits Improvement Act of 2000 lessened the impact of the BBA, aggregate federal reimbursement for hospital services is still significantly below pre-1997 levels. Additionally, the Medicaid program, which is a federal/state program managed by the individual states and dependent in part on funding from the states, is in crisis due to the increasing cost of healthcare and the detrimental effect of the lagging economy on state revenues. As a result of the recent enactment of the Medicare Prescription Drug, Improvement and Modernization Act of 2003, however, community hospitals are looking forward to substantially improved

Medicare reimbursement beginning in 2004. This new legislation is expected to raise Medicare reimbursements to rural hospitals by an estimated $25 billion over the next ten years.

Health Insurance Portability and Accountability Act. The federal Health Insurance Portability and Accountability Act of 1996, or "HIPAA," requires the implementation of national guidelines for information management by healthcare organizations. Among other things, HIPAA mandates uniform electronic transactions and code sets, improved data security and increased patient privacy. Final regulations for privacy standards became effective in April 2003. Final regulations for electronic transaction/code set standards were adopted in February 2002 and were to be effective in October 2003. CMS, however, is currently allowing providers and payers to continue utilizing non-compliant transaction code sets. The length of this grace period has not yet been determined. The final rules for security standards were published in February 2003, and covered entities have until April 2005 to comply with the new security standards.

HIPAA continues to be a major influence as illustrated by the results of the 15th Annual HIMSS Leadership Survey sponsored by Superior Consultant Company. Survey respondents consider HIPAA compliance more than any other matter as a top business issue that will affect healthcare in the next two years. Approximately 48% of respondents identified upgrading information technology systems to meet HIPAA requirements as the number one information technology priority for their organizations. Approximately 47% of respondents identified increased patient safety as their number one priority. In addition, results of the Winter 2004 Healthcare Industry HIPAA Compliance Survey conducted by HIMSS and Phoenix Health Systems indicate that HIPAA readiness is still a serious concern. While respondent hospitals are decreasing their HIPAA compliance budgets for 2004, the respondent hospitals are still budgeting significant dollars to address HIPAA concerns. Vendors that offer information solutions utilizing a common architecture and database structure, such as CPSI, are well positioned to provide healthcare participants with effective solutions to the HIPAA requirements.

Activism for Improved Clinical Care. In November 1999, the Institute of Medicine published a report entitled "To Err is Human: Building a Safer Healthcare System." The report indicated that avoidable medical error is one of the top ten leading causes of death in the United States. The report also estimates that medical error may add as much as $14.5 billion of preventable cost to the healthcare industry. As a result of this study, automated medical information systems have been increasingly identified as a key to improving patient care and reducing medical errors. For example, the Leapfrog Group, a consortium of more than 100 public and private organizations including General Motors, General Electric, AT&T and IBM, recommends that its members utilize hospitals with certain automated medical information systems that are designed to limit medical errors. Moreover, California has adopted legislation requiring hospitals to use automated medical information systems. We believe hospitals utilizing fully integrated enterprise-wide medical information systems that allow professionals real-time access to information such as electronic charts, treatment protocols and pathways, pharmaceutical records and treatment schedules will be favored by large employers and government payers.

While economic, regulatory and consumer pressures such as those described above have increased rapidly over the last several years, we believe healthcare organizations have historically underinvested in information technology and services compared to other industries. This underinvestment has caused healthcare providers to rely on non-integrated, complex and inefficient information systems. A hospital's failure to adequately invest in modern medical information systems could result in fewer patient referrals, cost inefficiencies, lower than expected reimbursement, increased malpractice risk and possible regulatory infractions.

In the face of decreasing revenue and increasing pressure to improve patient care, healthcare providers are in need of management tools that (1) increase efficiency in the delivery of healthcare services, (2) reduce medical errors, (3) effectively track the cost of delivering services so those costs can be properly managed and (4) increase the speed and rate of reimbursement. We believe the industry has begun to embrace information technology as a management tool, evidenced by the fact that approximately 50% of the respondents to the 15th Annual HIMSS Leadership Survey referenced above predicted an increase in their organizations' information technology operating budgets during the next twelve months. We believe these dynamics will allow for future revenue growth.

Our Solution

We have tailored an information technology solution that effectively addresses the specific needs of small and midsize hospitals. Due to their smaller operating budgets, community hospitals have limited financial and human resources to operate manual or inefficient information systems. However, these hospitals are expected to achieve the same quality of care and regulatory compliance as larger hospitals, placing them in a particularly difficult operating environment.

We believe that the CPSI solution meets this challenge. We provide fully integrated, enterprise-wide, HIPPA compliant medical information systems and services that collect, process, retain and report data in the primary functional areas of a hospital, from patient care to clinical processing to administration and accounting. As a key element of our complete solution, we provide ongoing customer service through regular interaction with customers, customer user groups and extensive customer support. Further, we offer outsourcing services that allow customers to avoid some of the fixed costs of a business office. We are capable of providing a single-source solution for small and midsize hospitals, making us a partner in their initiatives to improve operations and medical care.

Our customers continuously communicate with us through our support teams and through organized user groups, allowing us to continue to provide a state-of-the-art solution that meets their specific needs. By remaining sensitive and responsive to the ever-changing demands of our customers and regularly updating our products, we believe we provide an information technology solution that meets the needs of community hospitals. Our business has continued to grow because we have successfully addressed the needs of community hospitals for fully integrated enterprise-wide information systems that allow them to improve operating effectiveness, reduce costs and improve the quality of patient care.

Strategy

Our objective is to continue to grow as a leading provider of healthcare information technology systems and services to small and midsize hospitals by following the same strategy that we have successfully pursued for over twenty-four years, the key elements of which are described below.

Deliver a Single-Source Solution. When a customer purchases the CPSI system, we provide everything necessary for the customer to implement and use our system. We deliver the application software, computer hardware, peripherals, forms and supplies used in the comprehensive information network. Our installation teams work extensively with each customer to convert existing data to the new system, to install all of the necessary equipment and to train hospital personnel to use our system. After installation, our support teams answer and address customer questions and issues related to any aspect of the system. We also offer customers additional services such as business office outsourcing, electronic billing outsourcing and ISP services. We believe our single-source approach to delivering a complete information system makes our system easier and more convenient for customers to understand and manage, which results in greater customer satisfaction and retention.

Provide Enterprise-Wide, Fully Integrated Software Applications. We have developed all of our software products internally as part of our fully integrated system architecture. Our experience has taught us that using a fully integrated system in the primary functional areas of a hospital ensures compatibility among applications and avoids pitfalls associated with interfacing disparate systems. Our system utilizes one central database where information is stored and used by all of our software applications. With our single database model, our systems provide secure, real-time access to all information across multiple applications for all those needing such access, including physicians, nurses, laboratory technicians, pharmacists, clinicians and other users. The enterprise-wide, fully integrated nature of our system also allows customers to monitor user access to information for purposes of compliance with new federal and state privacy regulations.

Maintain Commitment to Customer Oriented Operating Philosophy. A key factor in our success has been our focus on customer service and support. We make available to our customers experienced support teams that can assist with any question or problem. We currently have a greater than one to one support staff to customer ratio. Our support teams are extensively trained, and our employees are generally promoted from within so that they have a thorough knowledge of our system and a commitment to our culture. Because all of our customers use the same version of our system, our support teams can be more effective by maintaining a complete understanding of a single system. As part of our commitment to system support, we actively solicit customer feedback regarding ways in which we can improve the effectiveness and efficiency of our systems. To further this goal, we have organized our customers into a national user group to promote the exchange of information regarding our system and to identify product enhancements based on our customers' operational experiences. We believe our user group concept is a key component of our success by positively impacting customer satisfaction and retention and by enhancing product development and system functionality. We will continue to focus on our national user group as a key component to our goal of maintaining and growing our customer base and market share.

Expand Presence in Target Market. We will continue to target small to midsize domestic hospitals of 300 or fewer acute care beds. We believe this market of approximately 4,100 community hospitals nationwide has been traditionally overlooked and underserved by other healthcare technology companies. In addition, a number of our customers are small specialty hospitals that focus on discrete medical areas such as surgery, rehabilitation and psychiatry. We intend to continue gaining customers from this market segment. Our system can help these smaller hospitals reduce costs and increase their operating efficiencies. We believe our personalized marketing approach and emphasis on customer relationships are attractive to the management of these hospitals. We also believe our system is well-suited to hospitals of this size because they typically demonstrate a greater commitment than larger hospitals to the concept of an enterprise-wide, fully integrated system. While 93% of our current customers are hospitals of 100 acute care beds or less, we believe there is a substantial opportunity in the future to increase our market share among hospitals with 100 to 300 acute care beds. In addition, we will continue to sell additional services and software products to our existing customers who have not purchased our complete package of services and software applications.

Emphasize Recurring Revenue Opportunities. In addition to revenues from new system installations, we are developing sources of recurring revenues. Our current principal source of recurring revenues is our support and maintenance fees paid by existing customers. As our customer base grows, our recurring revenues from support and maintenance fees should also grow. We believe growth in recurring revenues will also come from our outsourcing services, which we market to our existing customers as well as new customers. These services include electronic billing, patient statement processing, business office outsourcing, ISP services and web site hosting. We also provide our software products on an ASP basis. When we provide ASP services, we maintain a customer's computer server in our facility and provide our system to the customer through remote access. Instead of the one-time system purchase price, these customers pay a monthly fee for the term of the ASP customer agreement, generating recurring revenues.

Our Products and Services

Recent Developments

We completed development of the following new products during 2003, and initial installations in customer facilities occurred during the fourth quarter of 2003:

ImageLink™. ImageLink™ is a fully integrated medical imaging solution for the capture, manipulation, annotation and storage of high resolution digital radiologic images from multiple source modalities. Designed to enhance the efficiency of diagnostic decision making, the system includes a full-featured viewer with custom work lists organized to the requirements of individual radiologists. This product receives digital images with accompanying information from various modalities including Computed Tomography, Magnetic Resonance Imaging, Ultrasound, Nuclear Medicine, Radiography and Computed Radiography. ImageLink™ fits seamlessly into the hospital's information technology infrastructure by sharing patient and order information with existing patient care and clinical applications. This real-time link allows the update of ImageLink™ work lists, identification of the appropriate modality to be used, application of an electronic signature to "lock" the image and notification of completed orders. The resulting annotated softcopy images offer the healthcare enterprise a more complete electronic medical record that provides clinicians with secure and immediate access to diagnostic images when and where they need them.

Medical Practice Patient Charting. The Medical Practice Patient Charting module expands the information available on-line to practitioners by providing for the capture of patient assessments and creation of a permanent electronic encounter record. Medical Practice Patient Charting, in conjunction with existing document scanning and archival data repository products, produces a permanent electronic patient encounter record that can include virtually any information desired. Designed to automate the clerical functions associated with patient assessments, the module provides physician practices with a flexible documentation solution that charts information in real-time and reduces the amount of paper that must be stored. With Medical Practice Patient Charting, encounter information can be immediately and securely accessed on-line at the physician office or the hospital.

Systems

We offer a full array of software applications designed to streamline the flow of information to the primary functional areas of community hospitals in one fully integrated system. We intend to continue to enhance our existing software applications and develop new applications as required by evolving industry standards and the changing needs of our customers. Pursuant to our customer support agreements, we provide all of our customers with software enhancements and upgrades typically twice each year. See "--Support and Maintenance Services." These enhancements enable each customer, regardless of its original installation date, to have the benefit of the most advanced CPSI products available. Our software applications:

- provide automated processes that improve clinical workflow and support clinical decision-making;
- allow healthcare providers to efficiently input and easily access the most current patient medical data in order to improve the quality of care and patient safety;
- integrate clinical, financial and patient information to promote efficient use of time and resources, while eliminating dependence on paper medical records;

- provide tools that permit healthcare organizations to analyze past performance, model new plans for the future and measure and monitor the effectiveness of those plans;

- provide for rapid and cost-effective implementation, whether through the installation of an in-house system or through our ASP services; and

- increase the flow of information by replacing centralized and limited control over information with broad-based, secure access by clinical and administrative personnel to data relevant to their functional areas.

Our software applications are grouped for support purposes according to the following functional categories:

- Patient Management

- Financial Accounting

- Clinical

- Patient Care

- Enterprise Applications

Due to the integrated nature of the CPSI system, our software applications are not marketed as distinct products, and our sales force attempts to sell all applications to each customer as a single product. New customers must purchase from us and install the core applications of patient management and financial accounting and all hardware necessary to run these applications. In addition to the core applications, customers may also acquire one or more of our clinical, patient care and enterprise applications. Approximately one-third of our customers have purchased a combination of applications that meet their enterprise-wide information technology needs.

The general functional categories, as well as the software applications in each of these categories, are described below.

Patient Management. Our patient management software enables a hospital to identify a patient at any point in the healthcare delivery system and to collect and maintain patient information throughout the entire process of patient care on an enterprise-wide basis. The single database structure of our software permits authorized hospital personnel to simultaneously access appropriate portions of a patient's record from any point on the system. The patient management software performs the following functions:

Registration	• records patient admissions, discharges and transfers • manages patient status, room assignments and recurring charges • keeps information available to all hospital personnel in formats designed for their particular requirements
Patient Accounting	• records patient charges and maintains accounts receivable information including aging, service charges and cash receipts • generates and processes insurance claims
Health Information Management	• supports the operational needs of the modern medical records department including transcription, case indexing/abstracting and statistical reporting • tracks deficiencies in a patient's chart and provides chart location information
Patient Index	• maintains a master index of hospital patients and provides immediate online access to patient financial and medical data associated with a patient stay
Electronic Claims Processing	• provides a computer-to-computer link with intermediaries for Medicare and other payers for the submission of claims
Medical Practice Management	• supports patient account management and insurance processing for single and multiple practices/clinics • supports both hospital-based and remote practices/clinics

We also offer the following optional products that may be purchased as part of our core patient management suite:

Scheduling	• maintains all patient scheduling information
Managed Care	• tracks patients enrolled in managed care plans and conforms billing functions to such plans
Quality Improvement	• automates hospital-wide total quality management and reporting requirements for utilization activity, risk management, infection surveillance and all accreditation review functions

<u>Financial Accounting</u>. Our financial accounting software provides a variety of business office applications designed to efficiently track and coordinate information needed for managerial decision-making. The financial accounting software:

Executive Information System	• summarizes daily financial transactions regarding patient revenues, receipts, census statistics and billing information for ready access by hospital administrators
General Ledger	• provides timely, accurate, financial information generated from daily hospital operations • formats financial statements to the specifications of each user and is able to generate up to 999 different user-defined reports
Accounts Payable	• processes vendor invoices and payments and their related general ledger entries
Payroll/Personnel	• calculates all employee wages and benefits for an unlimited number of salaried and hourly employees • allocates employee time to user-defined cost centers
Time and Attendance	• uses touch screen time clocks to eliminate manual time entry • reduces effort of gathering employee time data and increases access of managers to such data • makes time records more accurate by identifying employees through bar-coding and optional biometric fingerprint technology
Electronic Direct Deposits	• provides for computerized bank deposits to meet payroll and accounts payable needs
Human Resources	• provides for computerized employee files through document/image scanning and data entry • allows for complete tracking of benefits and other employee data through a variety of user-defined reports • tracks job applicant information to assist in the employee recruiting and hiring process
Budgeting	• allows for complete on-line budget preparation through computerized access to historical data
Fixed Assets	• allows access to information regarding hospital assets including locations and depreciation scheduling
Materials Management	• tracks the flow of materials throughout the hospital • automates the process of inventory control, materials purchasing, stock requisitions and patient charging

Clinical. Our clinical software automates record keeping and reporting for many clinical functions including laboratory, radiology, physical therapy, respiratory care, and pharmacy. These products eliminate tedious paperwork, calculations and written documentation while allowing for easy retrieval of patient data and statistics. Our clinical software:

Laboratory Information Systems	• provides an interface to laboratory analytical instruments in order to transfer results to nurse stations, mobile point-of-care systems and remote physician offices • allows users to receive orders from any designated location, process orders and report results and maintain technical, statistical and account information
Laboratory Instrument Interfaces	• provides an automated solution for reviewing test results and completing patient orders • reduces the amount of required manual data entry thereby reducing the likelihood of human error • reduces time to process laboratory specimens
Radiology Information Systems	• includes flash card printing, patient scheduling, transcription, patient indexing by X-Ray film number, film tracking and location • receives patient data, patient locations and other interdepartmental communications support
ImageLink™	• provides a complete picture archiving and communications system (PACS) with comprehensive functionality designed to fit seamlessly with our other applications • allows the realization of an electronic medical record complete with diagnostic images • provides physicians real time access to diagnostic images via the internet through ChartLink™

Physical Therapy and Respiratory Care

- communicates to nursing the appropriate procedures and patient preparation instructions from orders entered into the CPSI system
- keeps a journal of the orders received and processed
- handles a variety of processing tasks after a patient order is reviewed
- allows a department to customize its results to be sent back to nursing

Pharmacy

- allows the hospital pharmacist to enter and fill physician orders
- performs all of the functions related to patient charging, general ledger upgrading, re-supply scheduling and inventory reduction/statistics maintenance
- improves patient care by monitoring drug/drug and food/drug interactions, allergy contraindications, dosage ranges and duplicate therapy
- produces drug education information for each patient in an easy-to-read format

Patient Care. Our patient care applications allow hospitals to create computerized "patient files" in place of the traditional paper file systems. This software enables physicians, nurses and other hospital staff to improve the quality of patient care through increased access to patient information, assistance with projected care requirements and feedback regarding patient needs. Our software also addresses current safety initiatives in the healthcare industry such as the transition from written prescriptions and physician orders to computerized physician order entry. Our patient care software:

Order Entry / Results Reporting

- automates the entry of patient charges
- reduces "lost" charges and mistakes due to legibility
- increases efficiency of nursing stations
- provides interactive, real time status reports for orders

Point-of-Care System

- allows nurses to enter patient data into the network at the patient's bedside thereby eliminating the duplicate entry of information
- utilizes touch-screen and wireless technology
- makes patient information instantly available throughout the entire hospital system

Patient Acuity	• categorizes patients according to an assessment of the acuity of the illness, severity of the symptoms, and projected nursing dependency • allows nurses to project the total character and amount of care that should be provided to each patient
ChartLink ™	• provides physicians with secure and interactive access to patient information through a hospital's website • provides for computerized physician order entry including medication order entry
Medication Verification	• verifies the accuracy of patient medication orders at a patient's bedside by comparing scans of patient and medication bar codes against the medication orders and history for that patient • screens medication orders for possible patient allergies and/or drug interactions
Resident Assessment Instruments	• allows nursing staff to complete time consuming resident reporting requirements in an expeditious and efficient manner • generates nursing care plans based on deficiencies in the resident reports
Medical Practice Charting	• provides a permanent electronic encounter record for the physician office • provides patient charting customized to the specific needs of each practice
Medical Practice Access	• provides physicians and their office administrators with remote access to online, real time, secure patient data such as insurance and billing information, diagnosis and procedure coding, discharge summaries, pharmacy profiles and other clinical and administrative information

<u>Enterprise Applications</u>. We provide software applications that support the products described above and are useful to all areas of the hospital. These applications include: ad hoc reporting, automatic batch and real-time system backups, an integrated fax system, archival data repository, document scanning and Microsoft Office integration.

<u>Home Health Information System</u>. We offer a comprehensive information system for use in home healthcare, which system incorporates certain of the applications described above. This system is used primarily by hospitals with a CPSI information system that also have home health departments. Our home health system provides an advanced solution that includes both home care patient accounting/billing and remote home care documentation and care tracking. The system is designed, developed and regularly enhanced to meet the needs and regulatory requirements that challenge home healthcare.

Support and Maintenance Services

After a customer installs a CPSI system, we provide software application support, hardware maintenance, continuing education and related services pursuant to a support agreement. The following describes services provided to customers using CPSI systems.

Total System Support. We believe the quality of continuing customer support is one of the most critical considerations in the selection of an information system provider. We provide hardware, technical and software support for all aspects of our system which gives us the flexibility to take the necessary course of action to resolve any issue. Unlike our competitors who use third-party services for hardware and software support, we provide a single, convenient and efficient resource for all of our customers' system support needs. In order to minimize the impact of a system problem, we train our customer service personnel to be technically proficient, courteous and prompt. Because a properly functioning information system is crucial to a hospital's operations, our support teams are available 24 hours a day to assist customers with any problem that may arise. Customers can also use the Internet to directly access our support system. This allows customers to communicate electronically with our support teams at any time. With approximately 522 employees who provide customer service and support, we currently have a greater than one to one support staff to customer ratio.

User Group. All of our customers are members of our user group from which we solicit feedback regarding our products. We host a national user group meeting annually. We have also organized several active regional user groups which meet on a semi-annual basis. These groups meet to discuss and recommend product modifications and improvements which they then evaluate and prioritize. Upon confirming that the desired improvements are technically feasible, we agree to allocate a significant amount of programming time each year to undertake the requested modification or improvement. The majority of our product enhancements originate from suggestions from our customers through the user group structure.

Software Releases. We are committed to providing our customers with software and technology solutions that will continue to meet their information system needs. To accomplish this purpose, we continually work to enhance and improve our application programs. As part of this effort, we typically release two software updates each year at no additional cost to our customers. We design these enhancements to be seamlessly integrated into each customer's existing CPSI system. The benefit of these enhancements is that each customer, regardless of its original installation date, uses the most advanced CPSI software available. Through this process, we can keep our customers up-to-date with the latest operational innovations in the healthcare industry as well as changing governmental regulatory requirements. Another benefit of this "one system" concept is that our customer service teams can be more effective in responding to customer needs because they maintain a complete understanding of and familiarity with the one system that all customers use.

Purchasing a new information technology system requires the expenditure of a substantial amount of capital and other resources, and many customers are concerned that these systems will become obsolete as technology changes. Our periodic product updates eliminate our customers' concerns about system obsolescence. We believe providing this benefit is a strong incentive for potential customers to select our products over the products of our competitors.

Hardware Replacement. As part of our customer service effort, we are also committed to promptly replacing malfunctioning system hardware in order to minimize the effect of operational interruptions. By providing all hardware used in our system, we believe we are better able to meet and address all of the information technology needs of our customers.

Application Service Provider. In some circumstances, we offer ASP services to customers via remote access telecommunications. As an application service provider, we store and maintain computer servers dedicated to specific customers which contain all of such customers' critical patient and administrative data. These customers access this information remotely through direct telecommunications connections with these servers.

Internet Service Provider. As part of our total information solution, we can provide Internet connection services to our customers. We also can provide web-site design and hosting services.

Forms and Supplies. We offer our customers the forms that they need for their patient and financial records, as well as their general office supplies. Furnishing these forms and supplies helps us to achieve our objective of being a one-source solution for a hospital's complete healthcare information system requirements.

Outsourcing Services

Electronic Billing. We provide electronic billing for customers at prices competitive with other electronic billing vendors. Once a customer processes patient insurance claims in our system, we then perform the electronic billing function with no other participation by hospital staff. With this service, customers need not prepare billing files or maintain interfaces with third-party software, thereby saving the customer both time and money.

Statement Processing. Our customers may choose to have us prepare and distribute all patient billing statements. We use our knowledge of a customer's collection system to produce statements without requiring any actions on the part of the hospital data processing personnel. Because we can connect directly with a customer's system, the customer is not required to build and transfer files to us. All system enhancements are incorporated into the statement process without having to modify any third-party vendor interface. Like the electronic billing outsourcing, this service saves the customer both time and money.

Business Office Outsourcing. We offer customers the option of using us to perform their primary business office functions, including patient billing and accounts receivable management. Using this service allows customers to reduce costs by employing fewer full time administrative employees.

System Implementation and Training

Conversion Services. When a customer purchases our system, we convert its existing data to the CPSI system. Our knowledge of hospital data processing, in conjunction with extensive in-house technical expertise, allows us to accomplish this task in a cost effective manner. When we install a new system, the data conversion has already occurred so that the system is immediately operational. Our goal is for each customer to be immediately productive in order not to waste time and money on the costly and inefficient task of maintaining the same data on parallel systems. Our services also relieve the hospital staff of the time-consuming burden of data conversion.

Training. In order to integrate the new system and to ensure its success, we spend approximately three weeks providing individualized training on-site at each customer's facility at the time of installation. We directly train all hospital users, including staff members and healthcare providers, during all hospital shifts in the use of hardware and software applications. In contrast, some of our competitors train only a hospital's training staff at an off-site location. We employ nurses and medical technicians in addition to our technical training staff in order to help us communicate more effectively with our customers during the training process.

Technology

Operating Systems and Server Platform. We utilize Intel-based servers running industry standard "open systems," including Unix and Microsoft Windows 2000 Server operating systems.

ClientWare® Networking. Our ClientWare® application integrates the UNIX and Microsoft operating systems. This integration brings together the strengths of both operating environments. The processing power of UNIX combined with the communication capabilities of Microsoft Windows creates an information system that allows the use of familiar "point and click" processing. This architecture also facilitates integration of other Microsoft software and provides expanded opportunities for the inclusion of new technologies without sacrificing system reliability or performance.

Wireless Technology. Traditional workstations were designed around access to electrical and network outlets. We now use wireless networking technology to connect computers to the CPSI system. This allows customers to use mobile computers and to place stationary computers in locations for optimum convenience and ease of use. We incorporate wireless laptop and hand held computers into our system. Convenient to carry and use, these mobile computers allow effective data collection and real-time access to patient information from practically anywhere in the hospital. Information efficiently collected will then be more quickly accessible by other caregivers throughout the hospital.

Point-of-Care Stations. Since 1990, we have used "point-of-care stations" which allow nurses to enter information into the system at a patient's bedside. These stations consist of compact computers on individual data entry stations that are lightweight, durable and easy to maneuver. We incorporate our wireless networking capabilities into these stations in order to provide extended range and mobility.

Touch Sensitive Displays. Data entry is made easier through the use of touch sensitive displays. With this technology work areas are free of the traditional keyboard and mouse associated with most personal computers. Touch screens are also more efficient for users who are not proficient in computer skills.

Voice Transcription. We offer voice transcription software capable of learning an individual physician's speech patterns. Computerized transcription stations can then transcribe documents dictated by physicians. The resulting reduction in time required to input patient data and prepare patient documents positively impacts the quality of patient care by providing caregivers with faster access to the most up-to-date patient information.

Biometric Recognition. As unique as each individual, a fingerprint cannot be duplicated, making it one of the most secure methods of verifying a person's identity. Because of the sensitivity of healthcare information and proposed federal security requirements, we have incorporated licensed fingerprint identification technology as an option for our systems. When a user signs on to the system, he or she must scan his or her fingerprint as well as enter a traditional password. The system rapidly responds with the confirmation or rejection of the user's identity.

Research and Development

We are continually working to improve and enhance the CPSI system and to develop new products and services for our system. The primary source of ideas for improvements to our products and services comes from our customers through our national user group. We believe our interaction with customers and their communication with each other is the most efficient way to learn about and respond to changes in the healthcare operating environment. This approach to research and development allows us to quickly adapt to technology advances and improve our products and services to better serve the needs of our customers. Our management and customer support and service teams play a significant role in product development by continually monitoring the needs and desires of our customers and our market. In addition to our customer support and service teams, we currently have five employees whose primary function is the development of financial and enterprise software products and ten employees whose primary function is the development of clinical software products. Finally, we currently have eight research and development employees whose dedicated function is to develop new uses for and applications of technology available in the marketplace.

Customers, Sales and Marketing

Target Market. The target market for our information system consists of small and midsize hospitals of 300 or fewer acute care beds. In the United States, there are approximately 4,100 hospitals in this size range. In addition, we market our products to small specialty hospitals in the United States that focus on discrete medical areas such as surgery, rehabilitation and psychiatry. As of March 10, 2004, we had installed our system in over 490 facilities in 45 states and the District of Columbia. Our customers historically have consisted of hospitals with 100 or fewer acute care beds. Approximately 93% of our existing customers are hospitals of this size. Our goal is to increase sales to hospitals consisting of 100 to 300 acute care beds while maintaining our competitive position in the under 100 bed market segment. The following table provides information about our current customer base as of March 10, 2004:

	Current CPSI Customers	Percentage of CPSI Customers
Less than 100 beds	461	93%
100-200 beds	30	6
201-300 beds	3	1
Total	494	100%

Sales Staff. Most of our new customers are referrals from our existing customers, thereby reducing the need for a large sales force. Currently, we have 17 employees dedicated to direct sales, nine of whom concentrate on new prospects, and eight of whom are responsible for the sale of additional products and services to existing customers. We hire our sales representatives from our existing employees. Our current sales representatives have an average of 9.5 years of prior experience in installation, training and customer support. While centrally based at our headquarters in Mobile, our sales representatives have defined geographic territories in the United States in which to target new customers. A significant portion of the compensation for all sales personnel is performance based.

Marketing Strategy. Our primary marketing strategy is to generate referrals from our existing customers and directly solicit potential users through presentations at industry seminars and trade shows. We also advertise in various healthcare industry trade publications. For hospitals that we have targeted as potential customers, most of our direct sales efforts involve site visits and meetings with hospital management. The typical sales cycle of a healthcare information system usually takes six to eighteen months from the time of initial contact to the signing of a contract. Therefore, we believe it is important for our sales staff to dedicate a substantial amount of time and energy to building relationships with potential new customers. We do not conduct extensive marketing activities and promotions because hospitals are easily identified, finite in number and generally send a request for proposal to vendors when they contemplate the purchase of a hospital information system.

Competition

The market for our products and services is competitive, and we expect additional competition from established and emerging companies in the future. Our market is characterized by rapidly changing technology, evolving user needs and the frequent introduction of new products. We believe the principal competitive factors that hospitals consider when choosing between us and our competitors are:

- product features, functionality and performance;
- level of customer service and satisfaction;
- ease of integration and speed of implementation;
- product price;
- knowledge of the healthcare industry;
- sales and marketing efforts; and
- company reputation.

Our principal competitors are Medical Information Technology, Inc., or "Meditech," and Healthcare Management Systems, Inc., or "HMS." Meditech and HMS compete with us directly in our target market of small and midsize hospitals. These companies offer products and systems that are comparable to our system and address the needs of hospitals in the markets we serve.

Our secondary competitors include McKesson Corporation, Quadramed Corp., Cerner Corporation and Siemens Corporation. These companies are significantly larger than we are, and they typically sell their products and services to larger hospitals outside of our target market. However, they will sometimes compete directly with us. We also face competition from providers of practice management systems, general decision support and database systems and other segment-specific applications, as well as from healthcare technology consultants. Any of these companies as well as other technology or healthcare companies could decide at any time to specifically target hospitals within our target market.

A number of existing and potential competitors are more established than we are and have greater name recognition and financial, technical and marketing resources than we have. Products of our competitors may have better performance, lower prices and broader market acceptance than our products. We expect that competition will continue to increase.

Internal Management Controls

We have developed and maintain an automated enterprise management system which permits us to manage not only all of our internal management, accounting and personnel functions, but also all information relating to each customer's information system. Our system maintains detailed records of all information regarding each customer's system, including all system specifications, service history and customer communications, among other things. This internal control system helps us to more effectively respond to customer support needs through complete and current system information and through situation-based problem solving.

Company Website

The Company maintains a website at http://www.cpsinet.com. The Company makes available on its website, free of charge, its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports, as soon as it is reasonably practicable after such material is electronically filed with the Securities and Exchange Commission. The Company is not including the information contained on or available through its website as a part of, or incorporating such information into, this Annual Report on Form 10-K.

ITEM 2. PROPERTIES

Our corporate headquarters and executive offices are located on approximately 28 acres in Mobile, Alabama. We occupy approximately 117,500 square feet of space in ten buildings. Our main building consists of approximately 66,000 square feet of space. We also have eight additional buildings each consisting of approximately 6,000 square feet. Each of these smaller buildings is designed to accommodate a team of employees assigned to install and support a particular software application. We also occupy a building consisting of approximately 3,500 square feet of space which houses our eight research and development employees dedicated to developing new uses for and applications of available technology.

We lease approximately 16.5 acres and all of our buildings (other than the research and development building) from CP Investments, Inc., an Alabama corporation, the stockholders of which are John Morrissey, John Heyer, Bob O'Donnell, Elissa Stillings, Kevin P. Wilkins, Tabitha M. Wilkins Olzinski, Ellen M. Harvey, Michael K. Muscat, Jr. and Susan M. Slaton. All of these individuals are either stockholders of CPSI, or, in the case of Ms. Stillings, the spouse of a stockholder. Our leases with CP Investments, Inc. expire at various times between April 2012 and June 2013. The research and development building is leased from DJK, LLC, a limited liability company owned by Dennis Wilkins, a principal stockholder and a director of CPSI. Our lease with DJK, LLC also expires in April 2012. We also own 11.3 acres of undeveloped real property adjacent to our primary premises in order to accommodate future growth.

We believe our existing facilities will be sufficient to meet our needs until the end of 2004. At that time we believe we will need to construct additional facilities on the undeveloped portion of our campus in order to accommodate our expansion needs.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are involved in routine litigation that arises in the ordinary course of business. We currently are involved in a litigated dispute relating to the installation of a hospital information system that, if resolved unfavorably, could have a negative impact on our quarterly earnings at some point in the future. However, this dispute should not have a material adverse effect on our business or financial condition. We are not currently involved in any other litigation that we believe could reasonably be expected to have a material adverse effect on our business, financial condition or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY-HOLDERS

None.

Competition

The market for our products and services is competitive, and we expect additional competition from established and emerging companies in the future. Our market is characterized by rapidly changing technology, evolving user needs and the frequent introduction of new products. We believe the principal competitive factors that hospitals consider when choosing between us and our competitors are:

- product features, functionality and performance;
- level of customer service and satisfaction;
- ease of integration and speed of implementation;
- product price;
- knowledge of the healthcare industry;
- sales and marketing efforts; and
- company reputation.

Our principal competitors are Medical Information Technology, Inc., or "Meditech," and Healthcare Management Systems, Inc., or "HMS." Meditech and HMS compete with us directly in our target market of small and midsize hospitals. These companies offer products and systems that are comparable to our system and address the needs of hospitals in the markets we serve.

Our secondary competitors include McKesson Corporation, Quadramed Corp., Cerner Corporation and Siemens Corporation. These companies are significantly larger than we are, and they typically sell their products and services to larger hospitals outside of our target market. However, they will sometimes compete directly with us. We also face competition from providers of practice management systems, general decision support and database systems and other segment-specific applications, as well as from healthcare technology consultants. Any of these companies as well as other technology or healthcare companies could decide at any time to specifically target hospitals within our target market.

A number of existing and potential competitors are more established than we are and have greater name recognition and financial, technical and marketing resources than we have. Products of our competitors may have better performance, lower prices and broader market acceptance than our products. We expect that competition will continue to increase.

Internal Management Controls

We have developed and maintain an automated enterprise management system which permits us to manage not only all of our internal management, accounting and personnel functions, but also all information relating to each customer's information system. Our system maintains detailed records of all information regarding each customer's system, including all system specifications, service history and customer communications, among other things. This internal control system helps us to more effectively respond to customer support needs through complete and current system information and through situation-based problem solving.

Intellectual Property

We regard some aspects of our internal operations, software and documentation as proprietary, and rely primarily on a combination of contract and trade secret laws to protect our proprietary information. We believe, because of the rapid pace of technological change in the computer software industry, trade secret and copyright protection is less significant than factors such as the knowledge, ability and experience of our employees, frequent software product enhancements and the timeliness and quality of support services. We cannot guarantee that these protections will be adequate or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology.

We do not believe our software products or other CPSI proprietary rights infringe on the property rights of third parties. However, we cannot guarantee that third-parties will not assert infringement claims against us with respect to current or future software products or that any such assertion may not require us to enter into royalty arrangements or result in costly litigation.

Employees

As of March 10, 2004, we had 651 employees, all but four of whom are located at our offices in Mobile, Alabama. Our employees can be grouped according to the following general categories: 416 in financial and clinical software services and support, 111 in information technology services and support, 59 in programming, 29 in sales and marketing and 36 in administration. We have 23 employees who perform research and development activities. These employees are included within the functional areas of financial and clinical software services and support and information technology services and support. Our general practice is to recruit recent college graduates for entry-level positions and then promote these individuals within the organization to fill vacancies in higher positions. We also hire nurses and other medically-trained professionals in connection with our support services.

Since 1991, we have maintained a non-qualified profit sharing plan under which all full-time employees with three years of uninterrupted service are eligible to participate, other than executive officers and commissioned salespeople. The plan is designed to provide each eligible employee with periodic cash bonuses based on our profitability. Each eligible employee receives a pro rata share of the amount of cash distributed under the profit sharing plan based on the amount of their base salary compared to the sum of the salaries of all participating employees. Our profit sharing plan is not a qualified plan for tax purposes or a guaranteed benefit. Contributions to the plan are made periodically at the discretion of the Board of Directors. During 2003, we distributed approximately $1.1 million under this profit sharing plan. We plan to continue to make distributions under the profit sharing plan based on our profitability.

We are fortunate to have a high rate of employee retention, with our senior management having an average tenure in excess of 15 years. Our performance depends in significant part on our ability to attract, train and retain highly qualified personnel. None of our employees are represented by a labor union, and we believe our relations with our employees are good.

Executive Officers

The Executive Officers of CPSI serve at the pleasure of the Board of Directors. Set forth below is a list of the current Executive Officers of CPSI and a brief explanation of their principal employment during the last five (5) years.

David A. Dye – President and Chief Executive Officer. David A. Dye, age 34, has served as our President and Chief Executive Officer since July 1999. He was elected as a director in March 2002. Mr. Dye began his career with us in May 1990 as a Financial Software Support Representative. From that time until June 1999, he worked for us in various capacities, including as Manager of Financial Software Support, Director of Information Technology and most recently as our Vice President supervising the areas of sales, marketing and information technology.

J. Boyd Douglas – Executive Vice President and Chief Operating Officer. J. Boyd Douglas, age 37, has served as our Executive Vice President and Chief Operating Officer since July 1999. He was elected as a director in March 2002. Mr. Douglas began his career with us in August 1988 as a Financial Software Support Representative. From May 1990 until November 1994, Mr. Douglas served as Manager of Electronic Billing, and from December 1994 until June 1999, he held the position of Director of Programming Services.

M. Stephen Walker – Vice President--Finance, Chief Financial Officer, Secretary and Treasurer. M. Stephen Walker, age 54, has served as our Vice President--Finance, Chief Financial Officer, Secretary and Treasurer since July 1999. From February 1991 until June 1999, Mr. Walker served as our controller with primary responsibility for all of our accounting functions.

Victor S. Schneider – Vice President--Sales and Marketing. Victor S. Schneider, age 45, has served as our Vice President--Sales and Marketing since July 1999. Mr. Schneider is responsible for overseeing all of our sales and marketing efforts. Mr. Schneider began his career with us in June 1983 as Sales Manager. He served in that capacity until January 1997 when he was promoted to Sales Director.

Mellissa A. Hammons – Vice President--Financial Software Services. Mellissa A. Hammons, age 47, has served as our Vice President--Financial Software Services since July 1999. Ms. Hammons is responsible for overseeing all aspects of the installation and support of our financial software products. Since beginning her career with us in 1985 as a Financial Software Support Representative, Ms. Hammons has worked in various positions in our Financial Software Services Division including Manager and Director of that division.

Thomas W. Peterson – Vice President--Clinical Software Services. Mr. Peterson, age 52, has served as our Vice President--Clinical Software Services since July 1999. Mr. Peterson is responsible for overseeing all aspects of the installation and support of our clinical software products. Since beginning his career with us in 1988 as a Clinical Software Support Representative, Mr. Peterson has worked in various positions in our Clinical Software Services Division including Manager and Director of that division.

Patrick A. Immel – Vice President--Information Technology Services. Patrick A. Immel, age 33, has served as our Vice President--Information Technology Services since January 2000. Mr. Immel is responsible for overseeing technical hardware and support and hardware research and development. Mr. Immel began his career with us in July 1993 as a Financial Software Support Representative. Since that time, Mr. Immel has served as a programmer, Manager of Technical Support and most recently as Director of Information Technology Services.

Company Website

The Company maintains a website at http://www.cpsinet.com. The Company makes available on its website, free of charge, its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports, as soon as it is reasonably practicable after such material is electronically filed with the Securities and Exchange Commission. The Company is not including the information contained on or available through its website as a part of, or incorporating such information into, this Annual Report on Form 10-K.

ITEM 2. PROPERTIES

Our corporate headquarters and executive offices are located on approximately 28 acres in Mobile, Alabama. We occupy approximately 117,500 square feet of space in ten buildings. Our main building consists of approximately 66,000 square feet of space. We also have eight additional buildings each consisting of approximately 6,000 square feet. Each of these smaller buildings is designed to accommodate a team of employees assigned to install and support a particular software application. We also occupy a building consisting of approximately 3,500 square feet of space which houses our eight research and development employees dedicated to developing new uses for and applications of available technology.

We lease approximately 16.5 acres and all of our buildings (other than the research and development building) from CP Investments, Inc., an Alabama corporation, the stockholders of which are John Morrissey, John Heyer, Bob O'Donnell, Elissa Stillings, Kevin P. Wilkins, Tabitha M. Wilkins Olzinski, Ellen M. Harvey, Michael K. Muscat, Jr. and Susan M. Slaton. All of these individuals are either stockholders of CPSI, or, in the case of Ms. Stillings, the spouse of a stockholder. Our leases with CP Investments, Inc. expire at various times between April 2012 and June 2013. The research and development building is leased from DJK, LLC, a limited liability company owned by Dennis Wilkins, a principal stockholder and a director of CPSI. Our lease with DJK, LLC also expires in April 2012. We also own 11.3 acres of undeveloped real property adjacent to our primary premises in order to accommodate future growth.

We believe our existing facilities will be sufficient to meet our needs until the end of 2004. At that time we believe we will need to construct additional facilities on the undeveloped portion of our campus in order to accommodate our expansion needs.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are involved in routine litigation that arises in the ordinary course of business. We currently are involved in a litigated dispute relating to the installation of a hospital information system that, if resolved unfavorably, could have a negative impact on our quarterly earnings at some point in the future. However, this dispute should not have a material adverse effect on our business or financial condition. We are not currently involved in any other litigation that we believe could reasonably be expected to have a material adverse effect on our business, financial condition or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY-HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market for CPSI Common Stock

At March 10, 2004, CPSI had 83 stockholders of record (which does not include the number of beneficial owners whose shares are held in "street" names by nominees who are record holders) and 10,489,849 shares of CPSI common stock outstanding.

CPSI common stock is traded in the over-the-counter market and prices are quoted on the NASDAQ Stock Market under the symbol "CPSI." The reported sales price range for CPSI common stock during all four quarters of 2003 and the third and fourth quarters of 2002 (the first two quarters after the completion of our initial public offering ("IPO") in May 2002) are shown below:

Fiscal Year Ended December 31, 2003			Fiscal Year Ended December 31, 2002		
Quarter	High	Low	Quarter	High	Low
First	$25.93	$20.78	First	--	--
Second	25.05	17.80	Second	--	--
Third	21.75	14.04	Third	$25.25	$17.35
Fourth	20.35	14.40	Fourth	26.85	19.00

The last reported sales price of CPSI Common Stock as reported on the NASDAQ Stock Market on March 10, 2004 was $18.35.

Dividends

During 2002, we paid a total of $16.9 million to our pre-IPO stockholders in connection with the IPO and our related conversion from an S corporation to a C corporation. During 2003, we paid an additional $250,000 to these pre-IPO stockholders.

During the second quarter of 2003, we paid our first dividend on our common stock to our post-IPO stockholders. In the second, third and forth quarters of 2003, we paid a dividend in the amount of $0.085 per share. On February 3, 2004, we announced a dividend for the first quarter of 2004 in the amount of $0.12 per share. We believe that paying dividends is an effective way of providing an investment return to our stockholders and a beneficial use of our cash.

ITEM 6. SELECTED FINANCIAL DATA

	Year ended December 31,				
	2003	2002	2001	2000	1999
INCOME DATA:	(in thousands except for share and per share data)				
Total sales revenues	$ 81,303	$ 73,744	$ 59,666	$ 49,222	$ 50,530
Total costs of sales	48,405	42,925	36,242	31,487	29,895
Gross profit	32,898	30,819	23,424	17,735	20,635
Total operating expenses	20,352	18,750	14,948	13,080	11,894
Operating income	12,546	12,069	8,476	4,655	8,741
Total other income	338	552	204	236	196
Income before taxes	12,884	12,621	8,680	4,891	8,937
Income taxes	5,018	1,971	-	-	-
Net income	$ 7,866	$ 10,650	$ 8,680	$ 4,891	$ 8,937
Net income per share - basic	$ 0.75	$ 1.06	$ 0.93	$ 0.53	$ 0.96
Net income per share - diluted	$ 0.75	$ 1.06	$ 0.93	$ 0.53	$ 0.96
Weighted average shares outstanding:					
Basic	10,488,406	10,024,438	9,288,000	9,288,000	9,288,000
Diluted	10,536,929	10,061,765	9,288,000	9,288,000	9,288,000
Pro forma income data:					
Historical income before taxes		$ 12,621	$ 8,680	$ 4,891	$ 8,937
Pro forma income taxes		4,577	3,231	1,826	3,324
Pro forma net income		$ 8,044	$ 5,449	$ 3,065	$ 5,613
Pro forma net income per share – basic		$ 0.80	$ 0.59	$ 0.33	$ 0.60
Pro forma net income per share – diluted		$ 0.80	$ 0.59	$ 0.33	$ 0.60

	As of December 31,				
	2003	2002	2001	2000	1999
	(in thousands)				
BALANCE SHEET DATA					
Cash and cash equivalents	$ 9,473	$ 6,352	$ 2,019	$ 1,033	$ 980
Working capital	19,610	14,812	5,667	4,658	6,735
Total assets	31,204	28,909	17,251	14,515	14,374
Total current liabilities	5,452	8,430	6,551	5,810	4,421
Note payable	-	-	664	749	889
Total stockholders' equity	25,752	20,479	10,036	7,956	9,065

(1) CPSI operated as an S corporation through May 20, 2002 and, as such, was not subject to federal and certain state income taxes.

(2) Pro forma information reflects the provision for income taxes that would have been recorded had CPSI been a C corporation during all of the periods presented.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with "Selected Financial Data" and our financial statements and the related notes included elsewhere in this Annual Report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those set forth under "Risk Factors" and elsewhere in this Annual Report.

Background

CPSI was founded in 1979 and specializes in delivering comprehensive healthcare information systems and related services to community hospitals. Our systems and services are designed to support the primary functional areas of a hospital and to enhance access to needed financial and clinical information. Our comprehensive system enables healthcare providers to improve clinical, financial and administrative outcomes. Our products and services provide solutions in key areas, including patient management, financial management, patient care and clinical, enterprise and office automation.

We sell a fully integrated, enterprise-wide financial and clinical hospital information system comprised of all necessary software, hardware, peripherals, forms and office supplies, together with comprehensive customer service and support. We also offer outsourcing services, including electronic billing submissions, patient statement processing and business office functions, as part of our overall information system solution.

Our system currently is installed and operating in over 490 hospitals in 45 states and the District of Columbia. Our customers historically have consisted of community hospitals with 100 or fewer acute care beds. However, we also serve and are targeting for growth the market consisting of hospitals with 100 to 300 acute care beds.

Overview

We have achieved a compounded annual growth rate in revenues of approximately 20.0% over the past five years. We did not achieve this growth rate in 2003, which we believe is the result of factors that affected our industry. 2003 was a notably difficult year financially for community hospitals for several reasons, including a weak Medicare and Medicaid reimbursement environment, high salary costs due to a nationwide shortage of clinical professionals such as nurses and pharmacists, and lower than anticipated patient admissions. The difficult year for our target market led to a challenging year for CPSI. Many hospitals delayed making significant information technology purchases due to lack of available capital. Although we added a record 48 new hospital clients in 2003 (ordinarily a positive performance indicator), most hospitals approved purchases for the minimum amount of software needed to begin the installation of an integrated system. These smaller purchases caused the size of our average installation contract (another key performance indicator for our business) to decrease from approximately $650,000 in 2002 to approximately $500,000 in 2003.

Despite this challenging environment, we had another successful year financially. Our gross revenues increased ten percent over 2002, while our bottom line remained constant. Cash flow from operations and total cash collections reached record highs, eclipsing net income and gross revenues, respectively, for the year. We continue to believe that our strong cash performance reflects both the quality of our customer service and our conservative revenue recognition practices. Also, our "win rate" in competing against other companies for sales to new hospitals continued to be very strong in 2003, exceeding the rate we achieved in 2002. This is a key performance indicator that we look at in assessing the strength of our business from a competitive standpoint, and our results in 2003 strongly support the confidence we have in our business and the quality of the products and services we offer.

As a result of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, community hospitals are looking forward to substantially improved Medicare reimbursement beginning in 2004. In the past, Medicare's payment formula has created a disproportionate burden on smaller, community-based hospitals, which also typically depend on Medicare for a greater share of their payer mix than larger, urban facilities. The new medicare legislation rectifies some of this imbalance, raising Medicare reimbursements to rural hospitals by an estimated $25 billion over the next ten years. We believe that once community hospitals begin to feel the financial effects of this legislation, we will be in a good position to continue to grow our business.

Revenues

System Sales. Revenues from system sales are derived from the sale of information systems (including software, conversion and installation services, hardware, peripherals, forms and office supplies) to new customers and from the sale of new or additional products to existing customers. We do not record revenue upon execution of a sales contract. Upon signing a contract to purchase a system from us, each customer pays a non-refundable 10% deposit that is recorded as deferred revenue. The customer then pays 40% of the purchase price for the software and the related installation, training and conversion when we install the system and commence training on-site at the customer's facility, which is likewise recorded as deferred revenue. When the system begins operating in a live environment, the remaining 50% of the system purchase price is payable, and we recognize revenue for the total amount of the purchase price for software and related services. Revenues derived from installation of additional software applications are generally recognized upon installation. Revenues from the sale of hardware, forms and supplies are recognized upon the shipment of the product to the customer.

Support and Maintenance. We also derive revenues from the provision of system support services, including software application support, hardware maintenance, continuing education and related services. Support services are provided pursuant to a support agreement under which we provide comprehensive system support and related services in exchange for a monthly fee based on the services provided. The initial term of these contracts ranges from one to seven years, with a typical duration of five years. Upon expiration of the initial term, these contracts renew automatically from year-to-year thereafter until terminated. Revenues from support services are recognized in the month when these services are performed.

We provide our products to some customers as an application service provider, or "ASP." We provide ASP services on a remote access basis by storing and maintaining servers at our headquarters which contain customers' patient and administrative data. These customers then access this data remotely in exchange for a monthly fee. In addition, as part of our total information solution, we also serve as an Internet service provider, or "ISP," for some of our customers for a monthly fee. We also provide web-site design and hosting services if needed. Revenues from our ASP and ISP services are recognized in the month when these services are delivered.

Outsourcing Revenues. We began offering outsourcing services in January 1999. Revenues from outsourcing services have increased rapidly since that time. We expect outsourcing revenues to continue to grow at a faster rate than our systems and services revenues. Our outsourcing services include electronic billing, statement processing and business office outsourcing (primarily accounts receivable management). All of these outsourcing services are sold pursuant to one year customer agreements, with automatic one year renewals until terminated. Revenues from outsourcing services are recognized when these services are performed.

Costs of Sales

System Sales. The principal costs associated with the design, development, sale and installation of our systems are employee salaries, benefits, travel expenses and certain other overhead expenses. For the sale of equipment we incur costs to acquire these products from the respective distributors or manufacturers, as the case may be. Costs are deferred and recognized as an expense at the time the related revenues are recognized on a completed contract basis. However, at December 31, 2003, 2002 and 2001, no system sales related costs were deferred as all contracts were deemed to be substantially complete, or such amounts were not considered to be material.

Support and Maintenance. The principal costs associated with our system support and maintenance services are employee salaries, benefits and certain other overhead expenses. Costs are expensed as incurred and are not deferred.

We have the same employee groups providing both system installations and support and maintenance services. Salary related expenses are allocated between cost of system sales and cost of support and maintenance services based upon an estimate of the percentage of time employees spend performing each function.

Outsourcing. The principal cost related to our statement outsourcing is postage. The principal costs related to our electronic billing outsourcing are employee related expenses, such as salaries and benefits, and long distance telecommunication fees. Supplies and forms are additional significant costs associated with our outsourcing services. Costs are expensed as incurred and are not deferred.

Results of Operations

The following table sets forth certain items included in our results of operations for each of the three years in the period ended December 31, 2003, expressed as a percentage of our total revenues for these periods:

	Year ended December 31,					
	2003		2002		2001	
	Amount	% Sales	Amount	% Sales	Amount	% Sales
INCOME DATA:						
Sales revenues:						
System sales	$ 39,708	48.9%	$ 38,309	51.9%	$ 30,350	50.8%
Support and maintenance	34,567	42.5	30,246	41.0	25,823	43.3
Outsourcing	7,028	8.6	5,189	7.1	3,493	5.9
Total sales revenues	81,303	100.0	73,744	100.0	59,666	100.0
Costs of sales:						
System sales	28,045	34.5	25,838	35.0	22,499	37.7
Support and maintenance	16,101	19.8	13,905	18.9	11,634	19.5
Outsourcing	4,259	5.2	3,182	4.3	2,109	3.5
Total costs of sales	48,405	59.5	42,925	58.2	36,242	60.7
Gross profit	32,898	40.5	30,819	41.8	23,424	39.3
Operating expenses:						
Sales and marketing	6,125	7.5	5,933	8.0	5,105	8.6
General and administrative	14,227	17.5	12,817	17.4	9,843	16.5
Total operating expenses	20,352	25.0	18,750	25.4	14,948	25.1
Operating income	12,546	15.5	12,069	16.4	8,476	14.2
Other income (expense):						
Interest income	216	0.3	214	0.3	126	0.2
Miscellaneous income	122	0.1	362	0.5	154	0.2
Interest expense	-	0.0	(24)	0.0	(76)	-0.1
Total other income	338	0.4	552	0.8	204	0.3
Income before taxes	12,884	15.9	12,621	17.2	8,680	14.5
Income taxes	5,018	6.2	1,971	2.7	-	-
Net income	$ 7,866	9.7%	$ 10,650	14.5%	$ 8,680	14.5%

2003 Compared to 2002

Revenues. Total revenues increased by 10.2% or $7.6 million to $81.3 million for 2003 from $73.7 million for 2002.

System sales revenues increased by 3.7% or $1.4 million to $39.7 million in 2003 from $38.3 million in 2002. The increase in system sales revenues was attributable to an increase in the number of new customer installations and an increase in the purchase of additional products by existing customers. No costs relating to system sales were deferred under our completed contract method of accounting at December 31, 2003 or 2002 as all contracts were deemed to be substantially complete.

Our 3.7% growth rate in system sales is less than the 23.6% growth rate we achieved from 2001 to 2002. We experienced slowed growth in system sales revenues during 2003 because of adverse financial conditions affecting community hospitals, including a weak Medicare and Medicaid reimbursement environment, high salary costs due to a nationwide shortage of clinical professionals such as nurses and pharmacists, and lower than anticipated patient admissions. Many hospitals delayed making significant information technology purchases due to lack of available capital. Although we added a record 48 new hospital clients in 2003, most hospitals approved purchases for the minimum amount of software needed to begin the installation of an integrated system. These smaller purchases caused the size of our average installation contract to decrease from approximately $650,000 in 2002 to approximately $500,000 in 2003.

Support and maintenance revenues increased by 14.3% or $4.3 million to $34.6 million in 2003 from $30.2 million in 2002. The increase in support and maintenance revenues was attributable to an increase in recurring revenues as a result of a larger customer base. We had 490 customers at December 31, 2003, compared to 444 at December 31, 2002. ASP services revenues increased by 21.4% or $0.4 million and ISP services revenues increased by 20.8% or $0.1 million.

Outsourcing revenues increased by 35.4% or $1.8 million to $7.0 million in 2003 from $5.2 million in 2002. We experienced an increase in outsourcing revenues as a result of continued growth in customer demand for electronic billing and statement outsourcing services. Statement outsourcing revenues increased 17.5% and electronic billing revenues increased 36.4%. We were providing business outsourcing services to four customers at December 31, 2003.

Costs of Sales. Total costs of sales increased by 12.8% or $5.5 million to $48.4 million in 2003 from $42.9 million in 2002. As a percentage of revenues, cost of sales increased to 59.5% for 2003 from 58.2% for 2002.

Cost of system sales increased by 8.5% or $2.2 million to $28.0 million for 2003 from $25.8 million for 2002. This increase was caused primarily by an increase in travel expenses of $0.6 million as a result of a combination of factors including an increase in the sale of add-on clinical programs requiring larger installation teams and installations in geographic locations with higher travel costs. Additionally, payroll related expenses increased $1.0 million as a result of increased average employee headcount needed to support increasing sales volume. Cost of equipment also increased by $0.2 million as a direct result of our increase in system sales. Cost of software increased by $0.4 million as compared to 2002 because of a settlement payment from a software vendor in 2002 that caused the software costs that year to be unusually low. The gross margin on system sales decreased to 29.4% for 2003 from 32.6% for 2002.

Cost of support and maintenance increased by 15.8% or $2.2 million to $16.1 million for 2003 from $13.9 million for 2002. This increase was caused primarily by an increase in payroll related expenses of $1.9 million as a result of increased average employee headcount needed to support our increasing customer base. Also, telecommunication expenses increased $0.1 million due to increased utilization of our ISP services. The gross margin on support and maintenance revenues decreased to 53.4% for 2003 from 54.0% for 2002. The decrease in the gross margin was primarily due to the addition of customer support personnel.

Our costs associated with outsourcing services increased 33.8% or $1.1 million to $4.3 million in 2003 from $3.2 million in 2002. Salary expense increased $0.5 million due to the full-year expense of additional employees hired during 2002 to support our business office outsourcing services. Postage costs increased $0.5 million as a result of a postal rate increase and an increase in transaction volumes of our statement outsourcing services.

Sales and Marketing Expenses. Sales and marketing expenses increased 3.2% or $0.2 million to $6.1 million in 2003 from $5.9 million in 2002. The increase was attributable to increased salary expense of $0.2 million that resulted from the addition of sales personnel.

General and Administrative Expenses. General and administrative expenses increased by 11.0% or $1.4 million to $14.2 million for 2003 from $12.8 million for 2002. The increase was due primarily to an increase in employee group health insurance of $0.5 million and salary increases of $0.3 million. Additional expense increases, which resulted from our continued growth, were $0.3 million for depreciation, $0.1 million for telecommunications, and $0.2 million for facilities rent. The increases were offset by a decrease of $0.6 million in bad debt expense. We have also experienced increased expenses of $0.3 million in professional fees, investor relations and directors' fees.

As a result of the foregoing factors, income before taxes increased by 2.1% or $0.3 million to $12.9 million for 2003 from $12.6 million for 2002. This growth rate in income before taxes is less than the growth rate we achieved from 2001 to 2002, primarily because of the slower growth in system sales revenues described above.

2002 Compared to 2001

Revenues. Total revenues increased by 23.6% or $14.0 million to $73.7 million for 2002 from $59.7 million for 2001.

System sales revenues increased by 26.2% or $7.9 million to $38.3 million in 2002 from $30.4 million in 2001. The increase in system sales revenue was attributable to an increase in the number and size of new customer installations. No costs relating to system sales were deferred under our completed contract method of accounting at December 31, 2002 or 2001 as all contracts were deemed to be substantially complete.

Support and maintenance revenues increased by 17.1% or $4.4 million to $30.2 million in 2002 from $25.8 million in 2001. The increase in support and maintenance revenues was attributable to an increase in recurring revenues as a result of a larger customer base, as well as an increase in ASP and ISP services volume.

Outsourcing revenues increased by 48.6% or $1.7 million to $5.2 million in 2002 from $3.5 million in 2001. We experienced an increase in outsourcing revenues as a result of continued growth in customer demand for electronic billing and statement outsourcing services. We initiated business office outsourcing services during the first quarter of 2002 and were providing services to four customers at December 31, 2002.

Costs of Sales. Total costs of sales increased by 18.4% or $6.7 million to $42.9 million in 2002 from $36.2 million in 2001. As a percentage of revenues, cost of sales decreased from 60.7% for 2001 to 58.2% for 2002.

Cost of system sales increased by 14.7% or $3.3 million to $25.8 million for 2002 from $22.5 million for 2001. This increase was caused primarily by an increase in travel expenses of $0.8 million as a direct result of larger system installations requiring larger installation teams. Additionally, payroll related expenses increased $1.4 million as a result of increased employee headcount needed to support increasing sales volume. Cost of equipment also increased by $1.1 million as a direct result of our increase in system sales. The gross margin on system sales increased to 32.6% for 2002 from 25.9% for 2001. The increase in gross margin was due to an increase in the average size of systems installed in 2002 over 2001.

Cost of support and maintenance increased by 19.8% or $2.3 million to $13.9 million for 2002 from $11.6 million for 2001. This increase was caused primarily by an increase in payroll related expenses of $2.0 million as a result of increased employee headcount needed to support our increasing customer base. Also, telecommunication expenses increased $0.3 million due to increased utilization of our ISP services. The gross margin on support and maintenance revenues decreased to 54.0% for 2002 from 54.9% for 2001. The decrease in the gross margin was primarily due to the addition of customer support personnel necessary for the planned expansion of our customer base.

Our costs associated with outsourcing services increased 52.3% or $1.1 million to $3.2 million in 2002 from $2.1 million in 2001. Salary expense increased $0.5 million due to the hiring of additional employees to support our business office outsourcing services. Postage cost increased $0.5 million and cost of forms increased $0.1 million as a result of an increase in transaction volumes of our statement outsourcing services.

Sales and Marketing Expenses. Sales and marketing expenses increased 15.7% or $0.8 million to $5.9 million in 2002 from $5.1 million in 2001. The increase was attributable to increased commission expense of $0.8 million that resulted from increased sales volumes.

General and Administrative Expenses. General and administrative expenses increased by 30.2% or $3.0 million to $12.8 million for 2002 from $9.8 million for 2001. The increase was due primarily to increases in employee related expenses of $1.1 million as a result of an increase in employees to 650 at December 31, 2002 from 548 at December 31, 2001. Additional expense increases, which resulted from our continued growth, were $0.2 million for depreciation, $0.2 million for telecommunications, $0.2 million for facilities rent and $0.6 million related to bad debts. We have also experienced increased expenses of $0.7 million in professional fees, investor relations and directors' fees, which resulted from becoming a public company.

As a result of the foregoing factors, income before taxes increased by 44.8% or $3.9 million to $12.6 million for 2002 from $8.7 million for 2001.

Liquidity and Capital Resources

As of March 10, 2004, we had $9.3 million in cash and cash equivalents. This cash reserve plus cash generated from our normal operating activities should be adequate to fund our business for the foreseeable future. Our principal source of liquidity has been cash provided by operating activities. Cash provided by operating activities has been used primarily to fund the growth in our business and, prior to our IPO, to pay S corporation distributions to our stockholders. We paid cash distributions to our pre-IPO stockholders in the aggregate amounts of $0.3 million, $16.9 million and $6.6 million in 2003, 2002 and 2001, respectively. Because of our strong cash position, our board of directors decided to begin paying a quarterly dividend in 2003, and we declared and paid dividends in the aggregate amount of $2.7 million. We believe that paying dividends is an effective way of providing an investment return to our stockholders and a beneficial use of our cash.

Net cash provided by operating activities totaled $8.0 million, $7.0 million and $9.0 million for 2003, 2002 and 2001, respectively. The decrease in cash provided by operating activities from 2001 to 2002 was primarily related to an increase in accounts receivable. In 2003, we experienced significant improvement in our cash collections, which produced a meaningful increase in our cash from operating activities. Upon the completion of our IPO, we converted from an S corporation to a C corporation for tax purposes. As a result, some of our cash provided by our operating activities is now required to pay taxes on our income.

Net cash used in investing activities totaled $2.0 million, $1.9 million and $1.3 million for 2003, 2002 and 2001, respectively. In each of those years we used cash for the purchase of property and equipment.

Net cash used in financing activities totaled $2.9 million, $0.7 million and $6.7 million for 2003, 2002 and 2001, respectively. During 2003, we declared and paid dividends in the aggregate amount of $2.7 million. We also made a final cash distribution to our pre-IPO stockholders in the amount of $0.3 million for previously taxed S corporation income. During 2002, we received $16.9 million as net proceeds from our IPO. Prior to the IPO, we made cash distributions to our stockholders in the amount of $2.6 million. From the IPO proceeds, we made additional cash distributions to our pre-IPO stockholders in the amount of $14.3 million for previously taxed S corporation income. We also retired outstanding long-term debt in the amount of $0.7 million. During 2001, we used cash primarily to pay cash distributions to our stockholders.

Our days sales outstanding for the years 2003, 2002 and 2001 were 50.0, 56.8 and 41.7 respectively.

We currently do not have a bank line of credit or other credit facility in place. Because we have no debt, we will not be subject to contractual restrictions or other influences on our operations, such as payment demands and restrictions on the use of operating funds that are typically associated with debt. If we borrow money in the future, we will likely be subject to operating and financial covenants that could limit our ability to operate as profitably as we have in the past. Defaults under applicable loan agreements could result in the demand by lenders for immediate payment of substantial funds and substantial restrictions on expenditures, among other things.

Related Party Transactions

We lease the majority of our corporate headquarters campus from CP Investments, Inc., an Alabama corporation, the stockholders of which are John Morrissey, John Heyer, Bob O'Donnell, Elissa Stillings, Kevin P. Wilkins, Tabitha M. Wilkins Olzinski, Ellen M. Harvey, Michael K. Muscat, Jr. and Susan M. Slaton. All of these individuals are either stockholders of CPSI, or, in the case of Ms. Stillings, the spouse of a stockholder. In 2003, we paid total lease payments in the amount of $1,284,978 to CP Investments, Inc. Under these lease agreements, we make annual lease payments in the amount of $1,325,275, subject to adjustment as set forth in the agreements. The annual rent payable under these leases has been determined by an independent, third-party appraisal firm. The parties may agree, from time to time, to make adjustments in the annual rent payable under these leases based on subsequent third-party appraisals.

We lease the remainder of our headquarters facilities, which is comprised of one building that houses our dedicated research and development staff, from DJK, LLC, a limited liability company owned by Dennis Wilkins. In 2003, we paid total lease payments in the amount of $39,747 to DJK, LLC. The annual rent payable under this lease has been determined by an independent, third-party appraisal firm.

Contractual Obligations

Our related party real estate leases are our only material contractual obligations requiring recurring payments in the future. Our payments under these leases subsequent to December 31, 2003 will be as follows:

	Payments due by period				
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	$11,431,525	$1,365,275	$2,730,550	$2,730,550	$4,605,150

Off-Balance Sheet Arrangements

We are not currently a party to any material "off-balance sheet arrangement" as defined in Item 303 of Regulation S-K.

Critical Accounting Policies

General. Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with generally accepted accounting principles. We are required to make some estimates and judgments that affect the preparation of these financial statements. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, but actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition. We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 101 (SAB 101), Revenue Recognition in Financial Statements, as amended by SAB 101A and 101B and the American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, Software Revenue Recognition. SAB 101 and SOP 97-2 require that four basic criteria must be met before revenues can be recognized: (1) persuasive evidence that an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on our judgment regarding the fixed nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause us to determine these criteria are not met for certain future transactions, revenues recognized for any reporting period could be adversely affected.

Backlog

Backlog consists of revenues we reasonably expect to recognize over the next twelve months under existing contracts. The revenues to be recognized may relate to a combination of one-time fees for system sales, and recurring fees for support, outsourcing, ASP and ISP services. As of December 31, 2003, we had a twelve-month backlog of approximately $15.8 million in connection with non-recurring system purchases and approximately $44.9 million in connection with recurring payments under support, outsourcing, ASP and ISP contracts.

Quantitative and Qualitative Disclosures about Market and Interest Rate Risk

We reduce the sensitivity of our results of operations to market risks related to changes in interest rates by maintaining an investment portfolio comprised solely of highly rated, short-term investments. We do not hold or issue derivative, derivative commodity instruments or other financial instruments for trading purposes. We are not exposed to currency exchange fluctuations, as we do not sell our products internationally, and we currently have no exposure to equity price risks.

Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations.* SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. The adoption of this standard in 2003 did not have any effect on the Company's financial position, results of operations or cash flows.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The adoption of this standard in 2002 did not have any effect on the Company's financial position, results of operations or cash flows.

In July 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* SFAS No. 146 addresses significant issues regarding the recognition, measurement and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance set forth in EITF No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity.* SFAS No. 146 revises the accounting for certain lease termination costs and employee termination benefits, which are generally recognized in connection with restructuring activities. Adoption of this standard in 2003 did not have any effect on the Company's financial position, results of operations or cash flows.

On December 31, 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure.* SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation,* to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, *Interim Financial Reporting*, to require disclosure in the summary of significant accounting policies of the effect's of an entity's accounting policy with respect to stock-based compensation. While the Statement does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of Opinion 25. The Company adopted the disclosure requirement of this standard in 2002.

In January 2003, the FASB issued Interpretation 46 (FIN46), *Consolidation of Variable Interest Entities.* In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to transactions entered into prior to February 1, 2003 in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN 46 on July 1, 2003 did not have an impact on our financial statements.

In December 2003, the FASB issued Interpretation 46R (FIN 46R), a revision to FIN 46, *Consolidation of Variable Interest Entities*. FIN 46R clarifies some of the provisions of FIN 46 and exempts certain entities from its requirements. FIN 46R is effective at the end of the first interim period ending after March 15, 2004. Entities that have adopted FIN 46 prior to this effective date can continue to apply the provisions of FIN 46 until the effective date of FIN 46R. As noted above, CPSI adopted FIN 46 on July 1, 2003 and it did not have an impact on our financial statements. The early adoption of FIN 46R did not have an impact on our financial statements.

In April 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The statement is effective (with certain exceptions) for contracts entered into or modified after June 30, 2003. This statement will not have an impact on our financial statements.

In May 2003, the FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. The statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement will not have an impact on our financial statements.

RISK FACTORS

Market factors may cause a decline in spending for information technology and services by our current and prospective customers which may result in less demand for our products, lower prices and, consequently, lower revenues and a lower revenue growth rate.

The purchase of our information system involves a significant financial commitment by our customers. At the same time, the healthcare industry faces significant financial pressures that could adversely affect overall spending on healthcare information technology and services. For example, the Balanced Budget Act of 1997 has significantly reduced Medicare reimbursements to hospitals, leaving them less money to invest in infrastructure. Moreover, a general economic decline could cause hospitals to reduce or eliminate information technology related spending. To the extent spending for healthcare information technology and services declines or increases slower than we anticipate, demand for our products and services, as well as the prices we charge, could be adversely affected. Accordingly, we cannot assure you that we will be able to increase or maintain our revenues or our growth rate.

There are a limited number of hospitals in our target market. Continued consolidation in the healthcare industry could result in the loss of existing customers, a reduction in our potential customer base and downward pressure on our products' prices.

There are a finite number of small and midsize hospitals with 300 or fewer acute care beds. Saturation of this market with our products or our competitors' products could eventually limit our revenues and growth. Furthermore, many healthcare providers have consolidated to create larger healthcare delivery enterprises with greater market power. If this consolidation continues, we could lose existing customers and could experience a decrease in the number of potential purchasers of our products and services. The loss of existing and potential customers due to industry consolidation could cause our revenue growth rate to decline. In addition, larger, consolidated enterprises could have greater bargaining power, which may lead to downward pressure on the prices for our products and services.

We may experience fluctuations in quarterly financial performance that cause us to fail to meet revenues or earnings expectations. Failure to meet these expectations could adversely impact our stock price.

There is no assurance that consistent quarterly growth in our business will continue. Our quarterly revenues may fluctuate and may be difficult to forecast for a variety of reasons. For example, prospective customers often take significant time evaluating our system and related services before making a purchase decision. Moreover, a prospective customer who has placed an order for our system could decide to cancel that order or postpone installation of the ordered system. If a prospective customer delays or cancels a scheduled system installation during any quarter, we may not be able to schedule a substitute system installation during that quarter. The amount of revenues that would have been generated from that installation will be postponed or lost. The possibility of delays or cancellations of scheduled system installations could cause our quarterly revenues to fluctuate.

The following factors may also affect demand for our products and services and cause our quarterly revenues to fluctuate:

- changes in customer budgets and purchasing priorities;
- market acceptance of new products, product enhancements and services from us and our competitors;
- product and price competition; and
- delay of revenue recognition to future quarters due to an increase in the sale of our remote access ASP services.

Variations in our quarterly revenues may adversely affect our operating results. In each fiscal quarter, our expense levels, operating costs and hiring plans are based on projections of future revenues and are relatively fixed. If our actual revenues fall below expectations, our earnings will also likely fail to meet expectations. If we fail to meet the revenue or earnings expectations of securities analysts and investors, then the price of our common stock will likely decrease.

Competition with companies that have greater financial, technical and marketing resources than we have could result in loss of customers and/or a lowering of prices for our products, causing a decrease in our revenues and/or market share.

Our principal competitors are Meditech and HMS. Meditech and HMS compete with us directly in our target market of small and midsize hospitals. These companies offer products and services that are comparable to our system and are designed to address the needs of community hospitals.

Our secondary competitors include McKesson Corporation, Quadramed Corp., Cerner Corporation, and Siemens Corporation. These companies are significantly larger than we are, and they typically sell their products and services to larger hospitals outside of our target market. However, they sometimes compete directly with us. We also face competition from providers of practice management systems, general decision support and database systems and other segment-specific applications, as well as from healthcare technology consultants. Any of these companies as well as other technology or healthcare companies could decide at any time to specifically target hospitals within our target market.

A number of existing and potential competitors are more established than we are and have greater name recognition and financial, technical and marketing resources. Products of our competitors may have better performance, lower prices and broader market acceptance than our products. We expect increased competition that could cause us to lose customers, lower our prices to remain competitive and experience lower revenues, revenue growth and profit margins.

Our failure to develop new products or enhance current products in response to market demands could adversely impact our competitive position and require substantial capital resources to correct.

The needs of hospitals in our target market are subject to rapid change due to government regulation, trends in clinical care practices and technological advancements. As a result of these changes, our products may quickly become obsolete or less competitive. New product introductions and enhancements by our competitors that more effectively or timely respond to changing industry needs may weaken our competitive position.

We continually redesign and enhance our products to incorporate new technologies and adapt our products to ever-changing hardware and software platforms. Often we face difficult choices regarding which new technologies to adopt. If we fail to anticipate or respond adequately to technological advancements, or experience significant delays in product development or introduction, our competitive position could be negatively affected. Moreover, our failure to offer products acceptable to our target market could require us to make significant capital investments and incur higher operating costs to redesign our products, which could negatively affect our financial condition and operating results.

Potential regulation of our products as medical devices by the U.S. Food and Drug Administration could increase our costs, delay the introduction of new products and slow our revenue growth.

The U.S. Food and Drug Administration, or the "FDA," is likely to become more active in regulating the use of computer software for clinical purposes. The FDA has increasingly regulated computer products and computer-assisted products as medical devices under the federal Food, Drug and Cosmetic Act. If the FDA regulates any of our products as medical devices, we would likely be required to, among other things:

- seek FDA clearance by demonstrating that our product is substantially equivalent to a device already legally marketed, or obtain FDA approval by establishing the safety and effectiveness of our product;
- comply with rigorous regulations governing pre-clinical and clinical testing, manufacture, distribution, labeling and promotion of medical devices; and
- comply with the Food, Drug and Cosmetic Act's general controls, including establishment registration, device listing, compliance with good manufacturing practices and reporting of specified device malfunctions and other adverse device events.

We anticipate that some of our products currently in development will be subject to FDA regulation. If any of our products fail to comply with FDA requirements, we could face FDA refusal to grant pre-market clearance or approval of products; withdrawal of existing clearances and approvals; fines, injunctions or civil penalties; recalls or product corrections; production suspensions; and criminal prosecution. FDA regulation of our products could increase our operating costs, delay or prevent the marketing of new or existing products and adversely affect our revenue growth.

Governmental regulations relating to patient confidentiality and other matters could increase our costs.

State and federal laws regulate the confidentiality of patient records and the circumstances under which those records may be released. These regulations may require the users of such information to implement security measures. Regulations governing electronic health data transmissions are also evolving rapidly, and they are often unclear and difficult to apply.

The Health Insurance Portability and Accountability Act of 1996, or "HIPAA," requires, among other things, the Secretary of Health and Human Services, or "HHS," to adopt national standards to ensure the integrity and confidentiality of health information. HHS's health data privacy regulations restrict the use and disclosure of personally identifiable health information without the prior informed consent of the patient. In addition, HHS has also issued final regulations establishing national standards for some healthcare-related electronic transactions and uniform code sets to be used in those transactions. Although these regulations were to be effective in October 2003, CMS is currently allowing providers and payers to continue utilizing non-compliant transaction code sets. The length of this grace period has not yet been determined. In February 2003, HHS issued final rules with respect to information security that would require healthcare providers to implement organizational practices to protect the security of electronically maintained or transmitted health-related information, such as the use of electronic signatures and single sign-on access to information. Customers must be in compliance with these new regulations by April 2005. HHS has also provided a final rule for employer identifiers; however no other rules, proposed or final, have yet been issued with respect to unique health identifiers for providers or patients. We cannot predict the potential impact of proposed rules and rules that have not yet been proposed. In addition to HIPAA, other federal and/or state privacy legislation may be enacted at any time.

In our support agreements with our customers, we agree to update our software applications to comply with applicable federal and state laws. While we believe we have developed products that will comply with current HIPAA and other regulatory requirements, new laws, regulations and interpretations could force us to further redesign our products. Any such product redesign could consume significant capital, research and development and other resources, which could significantly increase our operating costs.

Our products assist clinical decision-making and related care by capturing, maintaining and reporting relevant patient data. If our products fail to provide accurate and timely information, our customers could assert claims against us that could result in substantial cost to us, harm our reputation in the industry and cause demand for our products to decline.

We provide products that assist clinical decision-making and related care by capturing, maintaining and reporting relevant patient data. Our products could fail or produce inaccurate results due to a variety of reasons, including mechanical error, product flaws, faulty installation and/or human error during the initial data conversion. If our products fail to provide accurate and timely information, customers and/or patients could sue us to hold us responsible for losses they incur from these errors. These lawsuits, regardless of merit or outcome, could result in substantial cost to us, divert management's attention from operations and decrease market acceptance of our products. We attempt to limit by contract our liability for damages arising from negligence, errors or mistakes. Despite this precaution, such contract provisions may not be enforceable or may not otherwise protect us from liability for damages. We maintain general liability insurance coverage, including coverage for errors or omissions. However, this coverage may not be sufficient to cover one or more large claims against us or otherwise continue to be available on terms acceptable to us. In addition, the insurer could disclaim coverage as to any future claim.

Breaches of security in our system could result in customer claims against us and harm to our reputation causing us to incur expenses and/or lose customers.

We have included security features in our systems that are intended to protect the privacy and integrity of patient data. Despite the existence of these security features, our system may experience break-ins and similar disruptive problems that could jeopardize the security of information stored in and transmitted through the computer networks of our customers. Because of the sensitivity of medical information, customers could sue us for breaches of security involving our system. Also, actual or perceived security breaches in our system could harm the market perception of our products which could cause us to lose existing and prospective customers.

New products that we introduce or enhancements to our existing products may contain undetected errors or problems that could affect customer satisfaction and cause a decrease in revenues.

Highly complex software products such as ours sometimes contain undetected errors or failures when first introduced or when updates and new versions are released. Tests of our products may not detect bugs or errors because it is difficult to simulate our customers' wide variety of computing environments. Despite extensive testing, from time to time we have discovered defects or errors in our products. Defects or errors discovered in our products could cause delays in product introductions and shipments, result in increased costs and diversion of development resources, require design modifications, decrease market acceptance or customer satisfaction with our products, cause a loss of revenue, result in legal actions by our customers and cause increased insurance costs.

Our facilities are located in an area vulnerable to hurricanes and tropical storms, and the occurrence of a severe hurricane, similar storm or other natural disaster could cause damage to our facilities and equipment, which could require us to cease or limit our operations.

All of our facilities and virtually all of our employees are situated on one campus in Mobile, Alabama, which is located on the coast of the Gulf of Mexico. Our facilities are vulnerable to significant damage or destruction from hurricanes and tropical storms. We are also vulnerable to damage from other types of disasters, including tornadoes, fires, floods and similar events. If any disaster were to occur, our ability to conduct business at our facilities could be seriously impaired or completely destroyed. This would have adverse consequences for our customers who depend on us for system support or outsourcing services. Also, the servers of customers who use our remote access services could be damaged or destroyed in any such disaster. This would have potentially devastating consequences to those customers. Although we have an emergency recovery plan, there can be no assurance that this plan will effectively prevent the interruption of our business due to a natural disaster. Furthermore, the insurance we maintain may not be adequate to cover our losses resulting from any natural disaster or other business interruption.

Interruptions in our power supply and/or telecommunications capabilities could disrupt our operations, cause us to lose revenues and/or increase our expenses.

We currently have backup generators to be used as alternative sources of power in the event of a loss of power to our facilities. If these generators were to fail during any power outage, we would be temporarily unable to continue operations at our facilities. This would have adverse consequences for our customers who depend on us for system support and outsourcing services. Any such interruption in operations at our facilities could damage our reputation, harm our ability to retain existing customers and obtain new customers, and could result in lost revenue and increased insurance and other operating costs.

We also have customers for whom we store and maintain computer servers containing critical patient and administrative data. Those customers access this data remotely through telecommunications lines. If our power generators fail during any power outage or if our telecommunications lines are severed or impaired for any reason, those customers would be unable to access their mission critical data causing an interruption in their operations. In such event our remote access customers and/or their patients could seek to hold us responsible for any losses. We would also potentially lose those customers, and our reputation could be harmed.

If we are unable to attract and retain qualified customer service and support personnel our business and operating results will suffer.

Our customer service and support is a key component of our business. Most of our hospital customers have small information technology staffs, and they depend on us to service and support their systems. Future difficulty in attracting, training and retaining capable customer service and support personnel could cause a decrease in the overall quality of our customer service and support. That decrease would have a negative effect on customer satisfaction which could cause us to lose existing customers and could have an adverse effect on our new customer sales. The loss of customers due to inadequate customer service and support would negatively impact our ability to continue to grow our business.

We do not have employment or non-competition agreements with our key personnel, and their departure could harm our future success.

Our future success depends to a significant extent on the leadership and performance of our chief executive officer, chief operating officer and other executive officers. We do not have employment or non-competition agreements with any of our executive officers. Therefore, they may terminate their employment with us at any time and may compete against us. The loss of the services of any of our executive officers could have a material adverse effect on our business, financial condition and results of operations.

We have limited protection of our intellectual property and, if we fail to adequately protect our intellectual property, we may not be able to compete effectively.

We consider some aspects of our internal operations, products and documentation to be proprietary. To some extent we have relied on a combination of confidentiality provisions in our customer agreements, copyright, trademark and trade secret laws and other measures to protect our intellectual property. To date, however, we have not filed any patent applications to protect our proprietary software products. In addition, existing copyright laws afford only limited protection. Although we attempt to control access to our intellectual property, unauthorized persons may attempt to copy or otherwise use our intellectual property. Monitoring unauthorized use of our intellectual property is difficult, and the steps we have taken may not prevent unauthorized use. If our competitors gain access to our intellectual property, our competitive position in the industry could be damaged. An inability to compete effectively could cause us to lose existing and potential customers and experience lower revenues, revenue growth and profit margins.

In the event our products infringe on the intellectual property rights of third-parties, our business may suffer if we are sued for infringement or if we cannot obtain licenses to these rights on commercially acceptable terms.

Others may sue us alleging infringement of their intellectual property rights. Many participants in the technology industry have an increasing number of patents and patent applications and have frequently demonstrated a readiness to take legal action based on allegations of patent and other intellectual property infringement. Further, as the number and functionality of our products increase, we believe we may become increasingly subject to the risk of infringement claims. If infringement claims are brought against us, these assertions could distract management. We may have to spend a significant amount of money and time to defend or settle those claims. If we were found to infringe on the intellectual property rights of others, we could be forced to pay significant license fees or damages for infringement. If we were unable to obtain licenses to these rights on commercially acceptable terms, we would be required to discontinue the sale of our products that contain the infringing technology. Our customers would also be required to discontinue the use of those products. We are unable to insure against this risk on an economically feasible basis. Even if we were to prevail in an infringement lawsuit, the accompanying publicity could adversely impact the demand for our system. Under some circumstances, we agree to indemnify our customers for some types of infringement claims that may arise from the use of our products.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information required by this item is contained in Item 7 herein under the heading "Quantitative and Qualitative Disclosures about Market and Interest Rate Risk."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Financial Statements:

Financial Statements:

Report of Ernst & Young LLP, Independent Auditors

Balance Sheets – December 31, 2003 and 2002

Statements of Income – Years ended December 31, 2003, 2002 and 2001

Statements of Stockholders' Equity – Years ended December 31, 2003, 2002 and 2001

Statements of Cash Flows – Years ended December 31, 2003, 2002 and 2001

Notes to Financial Statements

Financial Statement Schedules:

Schedule II – Valuation of Qualifying Accounts for each of the three years in the period ended December 31, 2003

All other schedules to the financial statements required by Article 9 of Regulation S-X are inapplicable and therefore have been omitted.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
Computer Programs and Systems, Inc.

We have audited the accompanying balance sheets of Computer Programs and Systems, Inc. as of December 31, 2003 and 2002, and the related statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule listed in the index at Item 8. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Computer Programs and Systems, Inc. at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

February 3, 2004
Birmingham, Alabama

COMPUTER PROGRAMS AND SYSTEMS, INC.

Balance Sheets

	December 31, 2003	December 31, 2002
Assets		
Current assets:		
Cash and cash equivalents	$ 9,472,743	$ 6,352,452
Accounts receivable, net of allowance for doubtful accounts of $904,000 and $768,000, respectively	11,916,414	12,598,511
Financing receivables, current portion	1,112,773	1,341,047
Inventories	1,102,061	1,615,312
Deferred tax assets	973,173	1,006,470
Prepaid income taxes	120,025	-
Prepaid expenses	364,384	327,533
Total current assets	25,061,573	23,241,325
Property and equipment		
Land	936,026	936,026
Maintenance equipment	3,172,303	2,679,766
Computer equipment	4,320,011	3,486,030
Office furniture and equipment	1,391,110	1,023,771
Automobiles	89,934	89,934
	9,909,384	8,215,527
Less accumulated depreciation	(4,561,080)	(3,388,704)
Net property and equipment	5,348,304	4,826,823
Financing receivables	793,870	840,603
Total assets	$ 31,203,747	$ 28,908,751
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 1,126,334	$ 2,093,812
Deferred revenue	1,633,887	2,347,816
Sales, income and use taxes payable	38,697	1,258,553
Accrued vacation	1,561,577	1,317,247
Other accrued liabilities	1,091,279	1,218,741
Income taxes payable	-	193,546
Total current liabilities	5,451,774	8,429,715
Stockholders' equity:		
Common stock, $0.001 par value; 30,000,000 shares authorized; 10,489,849 and 10,488,000 shares issued and outstanding	10,490	10,488
Additional paid-in capital	17,289,910	17,259,403
Deferred compensation	(174,385)	(225,423)
Retained earnings	8,625,958	3,434,568
Total stockholders' equity	25,751,973	20,479,036
Total liabilities and stockholders' equity	$ 31,203,747	$ 28,908,751

See accompanying notes.

COMPUTER PROGRAMS AND SYSTEMS, INC.

Statements of Income

	Year ended December 31, 2003	2002	2001
Sales revenues:			
System sales	$ 39,707,684	$ 38,309,227	$ 30,350,201
Support and maintenance	34,567,017	30,246,030	25,822,575
Outsourcing	7,028,159	5,188,963	3,493,629
Total sales revenues	81,302,860	73,744,220	59,666,405
Costs of sales:			
System sales	28,045,002	25,837,901	22,498,667
Support and maintenance	16,100,525	13,905,072	11,634,448
Outsourcing	4,258,778	3,182,430	2,108,672
Total costs of sales	48,404,305	42,925,403	36,241,787
Gross profit	32,898,555	30,818,817	23,424,618
Operating expenses:			
Sales and marketing	6,125,437	5,933,472	5,104,906
General and administrative	14,227,439	12,816,785	9,843,543
Total operating expenses	20,352,876	18,750,257	14,948,449
Operating income	12,545,679	12,068,560	8,476,169
Other income (expense):			
Interest income	216,001	214,044	125,881
Miscellaneous income	121,797	361,682	153,892
Interest expense	-	(23,677)	(75,742)
Total other income	337,798	552,049	204,031
Income before taxes	12,883,477	12,620,609	8,680,200
Income taxes	5,017,647	1,970,816	-
Net income	$ 7,865,830	$ 10,649,793	$ 8,680,200
Net income per share - basic	$ 0.75	$ 1.06	$ 0.93
Net income per share - diluted	$ 0.75	$ 1.06	$ 0.93
Weighted average shares outstanding			
Basic	10,488,406	10,024,438	9,288,000
Diluted	10,536,929	10,061,765	9,288,000
Unaudited pro forma income data:			
Historical income before provision for income taxes		$ 12,620,609	$ 8,680,200
Pro forma income taxes		4,576,654	3,231,501
Pro forma net income		$ 8,043,955	$ 5,448,699
Pro forma net income per share – basic		$ 0.80	$ 0.59
Pro forma net income per share – diluted		$ 0.80	$ 0.59

See accompanying notes.

COMPUTER PROGRAMS AND SYSTEMS, INC.

Statements of Stockholders' Equity

	Common Shares	Common Stock	Additional Paid-in Capital	Deferred Compensation	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2000	9,288,000	$ 9,288	$ 109,811	$ -	$ 7,837,083	$ 7,956,182
Net income	-	-	-	-	8,680,200	8,680,200
Distributions to S corporation shareholders	-	-	-	-	(6,600,000)	(6,600,000)
Balance at December 31, 2001	9,288,000	9,288	109,811	-	9,917,283	10,036,382
Net income	-	-	-	-	10,649,793	10,649,793
Issuance of common stock	1,200,000	1,200	16,894,396	-	-	16,895,596
Deferred compensation	-	-	255,196	(255,196)	-	-
Amortization of deferred compensation	-	-	-	29,773	-	29,773
Distributions to S corporation shareholders	-	-	-	-	(17,132,508)	(17,132,508)
Balance at December 31, 2002	10,488,000	10,488	17,259,403	(225,423)	3,434,568	20,479,036
Net income	-	-	-	-	7,865,830	7,865,830
Issuance of common stock	1,849	2	30,507	-	-	30,509
Dividends	-	-	-	-	(2,674,440)	(2,674,440)
Amortization of deferred compensation	-	-	-	51,038	-	51,038
Balance at December 31, 2003	10,489,849	$ 10,490	$ 17,289,910	$ (174,385)	$ 8,625,958	$ 25,751,973

See accompanying notes.

COMPUTER PROGRAMS AND SYSTEMS, INC.

Statements of Cash Flows

	Year ended December 31,		
	2003	2002	2001
Operating Activities			
Net income	$ 7,865,830	$ 10,649,793	$ 8,680,200
Adjustments to net income:			
Provision for bad debt	256,790	818,327	225,236
Deferred taxes	33,297	(1,006,470)	-
Deferred compensation	51,038	29,773	-
Depreciation	1,461,039	1,128,454	954,543
Changes in operating assets and liabilities:			
Accounts receivable	425,307	(5,309,371)	(580,347)
Financing receivables	275,007	(413,430)	(1,129,187)
Inventories	513,251	(488,959)	3,839
Prepaid expenses	(36,851)	(131,257)	96,641
Accounts payable	(967,478)	1,060,463	(207,049)
Deferred revenue	(713,929)	746,686	186,926
Sales, income and use taxes payable	(1,219,856)	(621,386)	486,335
Other liabilities	366,868	335,199	269,865
Income taxes payable	(313,571)	193,546	-
Net cash provided by operating activities	7,996,742	6,991,368	8,987,002
Investing Activities			
Purchases of property and equipment	(1,982,520)	(1,920,750)	(1,321,948)
Net cash used in investing activities	(1,982,520)	(1,920,750)	(1,321,948)
Financing Activities			
Proceeds from issuance of common stock, net of expenses	30,509	16,895,596	-
Principal payments on note payable	-	(749,897)	(79,559)
Dividends paid	(2,674,440)	-	-
Distributions to S corporation shareholders	(250,000)	(16,882,508)	(6,600,000)
Net cash used in financing activities	(2,893,931)	(736,809)	(6,679,559)
Increase in cash and cash equivalents	3,120,291	4,333,809	985,495
Cash and cash equivalents at beginning of year	6,352,452	2,018,643	1,033,148
Cash and cash equivalents at end of year	$ 9,472,743	$ 6,352,452	$ 2,018,643
Supplemental disclosure of cash flow information			
Cash paid for interest	$ -	$ 23,677	$ 75,742
Cash paid for income taxes	5,331,218	2,783,740	-

See accompanying notes.

COMPUTER PROGRAMS AND SYSTEMS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

1. BASIS OF PRESENTATION

Computer Programs and Systems, Inc. (CPSI or the Company) is a healthcare information technology solutions provider which was formed and commenced operations in 1979. The Company provides, on an integrated basis, enterprise-wide clinical management, access management, patient financial management, health information management, strategic decision support, resource planning management and enterprise application integration solutions to healthcare organizations throughout the United States. Additionally, CPSI provides other information technology solutions including outsourcing, remote hosting, networking technologies and other related services.

2. PUBLIC OFFERING OF COMMON STOCK AND RECAPITALIZATION

On May 24, 2002, the Company successfully completed an initial public offering of 3.0 million shares of common stock at a price of $16.50 per share. Of the shares offered, 1.2 million shares were sold by the Company and 1.8 million shares were sold by selling stockholders. In addition, the underwriters for the Company exercised their over-allotment option by purchasing an additional 450,000 shares at $16.50 per share from selling stockholders. Of the net proceeds to the Company of approximately $16.9 million, approximately $14.3 million was used to fund a partial distribution to pre-IPO stockholders of previously taxed S corporation income, and the balance was used to repay outstanding debt and for general corporate purposes.

On May 1, 2002, the Company declared a 430-for-1 stock split, and on May 6, 2002, the Company amended its Articles of Incorporation to increase the Company's total authorized shares to 10,000,000 and to change the par value to $0.001 per share. All share and per share amounts for all periods presented in the accompanying financial statements have been restated to reflect the split.

Effective immediately prior to the completion of the offering, the Company reincorporated in Delaware. As a Delaware corporation, the Company now has 30,000,000 shares of authorized common stock with a par value per share of $0.001.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents consists of highly-liquid financial instruments, primarily cash and money market funds, purchased with an original maturity of three months or less.

Inventories

Inventories are stated at cost using the average cost method. The Company's inventories are composed of computer equipment, forms and supplies.

Property and Equipment

Property and equipment is recorded at cost, less accumulated depreciation. Additions and improvements to property and equipment that materially increase productive capacity or extend the life of an asset are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. Upon retirement or other disposition of such assets, the related costs and accumulated depreciation are removed from the respective accounts and any resulting gain or loss is included in the results of operations.

Depreciation expense is computed using the straight-line method over the asset's useful life, generally 5 years. The Company reviews for the possible impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Deferred Revenue

Deferred revenue represents amounts received from customers under licensing agreements and implementation fees for which the revenue earnings process has not been completed.

Revenue Recognition

Systems sales revenues are derived from the sale of information systems (including software, conversion and installation services, hardware, peripherals, forms and office supplies) to new customers and from the sale of new or additional products to existing customers. The Company recognizes revenue from systems sales on a completed contract basis in accordance with American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, *Software Revenue Recognition,* and SOP 81-1, *Accounting for Performance of Construction Type and Certain Production-Type Contracts.* A contract is regarded as substantially complete when all hardware and software is installed and the system is operating as intended. Losses are recorded for the entire estimated loss on the contract in the period that it becomes evident that current estimates of total contract revenue and contract costs indicate a loss.

The Company does not record revenue upon execution of a sales contract. Each customer initially remits a non-refundable 10% deposit that is recorded as deferred revenue. The customer then pays 40% of the purchase price when the Company commences training on-site at the customer's facility. When the system becomes operational, the Company bills the remaining 50% of the system purchase price and recognizes revenue for the total amount of the purchase price. Costs relating to system sales revenues are deferred and recognized at the time the related revenues are recognized; however, at December 31, 2003 and 2002, no system sales-related costs were deferred as all contracts were deemed to be substantially complete, or such amounts were not considered to be material. Revenues derived from installation of additional software applications are generally recognized upon installation. Revenues from the sale of hardware are recognized upon the shipment of the product to the customer.

The Company also derives revenues from the provision of system support services, including software application support, hardware maintenance, continuing education and related services. Support services are provided pursuant to a General Support Agreement under which the Company provides comprehensive system support and related services in exchange for a monthly fee based on the services provided. These contracts range in duration from 1 to 7 years, with an average duration of 5 years, and renew automatically unless terminated by the customer. Revenues from support services are recognized in the month when these services are performed.

As part of system sales, the Company also provides services to some customers as an application service provider (ASP) for a monthly fee. In addition, the Company offers Internet services (ISP) to customers for a monthly fee. Revenues from ASP and ISP services are recognized in the month when these services are performed.

Outsourcing services are sold pursuant to one-year customer agreements, with automatic one-year renewals. Revenues from outsourcing services are recognized when services are performed.

Stock Based Compensation

During 2002, the Company adopted the 2002 Stock Option Plan, and in accordance with the disclosure provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, the Company has elected to follow APB No. 25, *Accounting for Stock Issued to Employees* and related interpretations in accounting for employee stock options. Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense was reflected in net income for the year ended December 31, 2003 or 2002. Had the Company accounted for its stock-based compensation plan based on the fair value of awards at grant date, consistent with the methodology of SFAS No. 123, the Company's reported net income and income per share for the years ended December 31, 2003 and 2002 would have been impacted as indicated below. There were no employee stock options granted during the year ended December 31, 2003. The effects of applying SFAS No. 123 on a pro forma basis for the year ended December 31, 2003, are not likely to be representative of the effects on reported pro forma net income for future years as options vest over several years and it is anticipated that additional grants will be made in future years.

	December 31,	
	2003	2002
Net income as reported	$7,865,830	$10,649,793
Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards	(192,168)	(117,436)
Pro forma net income	$7,673,662	$10,532,357
Diluted income per share as reported	$0.75	$1.06
Pro forma diluted income per share	$0.73	$1.05

Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs totaled approximately $1,143,000, $1,104,000 and $888,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Software Development Costs

According to Statement of Financial Accounting Standards (SFAS) No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed,* all costs incurred to establish the technological feasibility of a computer software product to be sold, leased or otherwise marketed are research and development costs and are charged to expense during the period when the costs are incurred. Costs incurred subsequent to establishing technological feasibility are capitalized. Capitalization of computer software costs ceases when the product is available for general release to customers. The

Company has determined that costs to be capitalized based on SFAS No. 86 are not material. Software and development costs of approximately $189,000, $104,000 and $168,000 were charged to expense during the years ended December 31, 2003, 2002 and 2001, respectively.

Advertising

Advertising costs are expensed as incurred. Advertising expense was approximately $307,000, $373,000 and $377,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred. Shipping and handling costs totaled approximately $764,000, $664,000 and $377,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Impact of Recently Issued Accounting Standards

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. The adoption of this standard in 2003 did not have any effect on the Company's financial position, results of operations or cash flows.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The adoption of this standard in 2002 did not have any effect on the Company's financial position, results of operations or cash flows.

In July 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. SFAS No. 146 addresses significant issues regarding the recognition, measurement and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance set forth in EITF No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity*. SFAS No. 146 revises the accounting for certain lease termination costs and employee termination benefits, which are generally recognized in connection with restructuring activities. Adoption of this standard in 2003 did not have any effect on the Company's financial position, results of operations or cash flows.

On December 31, 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure*. SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation,* to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, *Interim Financial Reporting*, to require disclosure in the summary of significant accounting policies of the effect's of an entity's accounting policy with respect to stock-based compensation. While the Statement does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of Opinion 25. The Company adopted the disclosure requirement of this standard in 2002.

In January 2003, the FASB issued Interpretation 46 (FIN46), *Consolidation of Variable Interest Entities*. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to transactions entered into prior to February 1, 2003 in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN 46 on July 1, 2003 did not have an impact on our financial statements.

In December 2003, the FASB issued Interpretation 46R (FIN 46R), a revision to FIN 46, *Consolidation of Variable Interest Entities*. FIN 46R clarifies some of the provisions of FIN 46 and exempts certain entities from its requirements. FIN 46R is effective at the end of the first interim period ending after March 15, 2004. Entities that have adopted FIN 46 prior to this effective date can continue to apply the provisions of FIN 46 until the effective date of FIN 46R. As noted above, CPSI adopted FIN 46 on July 1, 2003 and it did not have an impact on our financial statements. The early adoption of FIN46R did not have an impact on our financial statements.

In April 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The statement is effective (with certain exceptions) for contracts entered into or modified after June 30, 2003. This statement will not have an impact on our financial statements.

In May 2003, the FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. The statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement will not have an impact on our financial statements.

4. NET INCOME PER SHARE

Pro forma net income per share consists of the Company's historical net income as an S corporation, adjusted for additional income taxes that would have been recorded had the Company operated as a C corporation for the entire period presented. The Company presents both basic and diluted earnings per share (EPS) amounts. Basic EPS is calculated by dividing net income by the weighted average number of common shares outstanding during the period presented. Diluted EPS amounts are based upon the weighted average number of common and common equivalent shares outstanding during the period presented. The difference between basic and diluted EPS is solely attributable to stock options. The Company uses the treasury stock method to calculate the impact of outstanding stock options. For the years ended December 31, 2003 and 2002, these dilutive shares were 48,523 and 37,327, respectively.

Since the Company's first award under its' stock compensation plan was in 2002, there were no dilutive shares for the year ended December 31, 2001.

5. INCOME TAXES

The financial statements of the Company do not include a provision for income taxes through May 20, 2002 because the taxable income of the Company was included in the income tax returns of the shareholders under the S corporation election through that date. Upon completion of the IPO, the Company's S corporation status was terminated, and the Company became subject to federal and state income taxes. Upon revocation of the S corporation election, the Company recorded a $934,000 credit to the deferred tax provision. Prior to its termination as an S corporation, the Company declared a distribution of earned, but undistributed, accumulated S corporation earnings through the date the Company became a C corporation. A partial distribution in the amount of $12,750,000 was paid on May 28, 2002. An additional distribution of $1,532,510 was made during the fourth quarter of 2002. During 2003, a final distribution of $250,000, representing the remaining balance due, was paid to pre-IPO stockholders.

The Company provides for income taxes using the liability method in accordance with SFAS No. 109, *Accounting for Income Taxes*. Deferred income taxes arise from the temporary differences in the recognition of income and expenses for tax purposes. Deferred tax assets and liabilities are comprised of the following at December 31, 2003 and 2002:

	2003	2002
Deferred tax assets:		
Accounts receivable	$ 328,253	$ 217,558
Sales, income and use tax receivables	15,149	74,229
Sales, income and use tax interest	-	213,986
Accrued liabilities	696,037	586,358
	1,039,439	1,092,131
Deferred tax liabilities:		
Deferred compensation	(66,266)	(85,661)
Net deferred tax assets	$ 973,173	$ 1,006,470

Significant components of the income tax provision (benefit) for the year ended December 31, 2003 and 2002 are as follows:

	2003	2002
Current provision:		
Federal	$ 4,339,486	$ 2,575,944
State	644,864	401,342
Deferred provision:		
Federal	29,793	(900,526)
State	3,504	(105,944)
Total income tax provision	$ 5,017,647	$ 1,970,816

The difference between income taxes at the U. S. federal statutory income tax rate of 35% and those reported in the statement of income for the years ended December 31, 2003 and 2002 are as follows:

	2003	2002
Income taxes at U. S. Federal statutory rate	$ 4,509,217	$ 4,417,213
State income tax, net of federal tax effect	427,923	259,869
Impact of graduated tax rates	(100,000)	(100,000)
S corporation	-	(1,657,622)
Change in tax status	-	(934,262)
Other	180,507	(14,382)
	$ 5,017,647	$ 1,970,816

6. DEFERRED COMPENSATION

On May 17, 2002, Kenny Muscat, one of the Company's directors and a principal stockholder sold 66,667 shares of common stock to J. Boyd Douglas, Jr., one of the Company's directors and its Chief Operating Officer (COO), for a price of $13.20 per share. The share price was determined by an independent valuation of the fair market value of the shares. A promissory note was delivered for the entire purchase price. The promissory note bears interest at the applicable rate for federal income tax purposes, and the entire principal balance is due five years after the date of the stock sale. As a part of the same transaction, Mr. Muscat also transferred to Mr. Douglas 19,333 shares of common stock for $1.00. These shares are subject to a mandatory transfer obligation under which Mr. Douglas will be required to transfer the shares back to Mr. Muscat in the event Mr. Douglas' employment with the Company terminates for certain reasons prior to the fifth anniversary of the transaction date. The mandatory transfer obligation will lapse as to 20% of the shares on each anniversary of the transaction date over the five year restriction period.

As a result of this transaction, the Company recorded deferred compensation expense of $255,196, representing the excess of the fair market value of the 19,333 shares transferred by Mr. Muscat to Mr. Douglas. The Company is amortizing the deferred compensation expense over 20 fiscal quarters, recognizing pre-tax compensation expense of $12,760 per quarter.

7. STOCK OPTION PLAN

Under the 2002 Stock Option Plan, the Company has authorized the issuance of equity-based awards for up to 1,165,333 shares of common stock to provide additional incentive to employees and officers. Pursuant to the plan, the Company can grant either incentive or non-qualified stock options. Options to purchase common stock under the 2002 Stock Option Plan have been granted to Company employees with an exercise price equal to the fair market value of the underlying shares on the date of grant.

Stock options granted under the 2002 Stock Option Plan to executive officers of the Company become vested as to all of the shares covered by such grant on the fifth anniversary of the grant date and expire on the seventh anniversary of the grant date. Stock options granted under the 2002 Stock Option Plan to employees other than executive officers become vested as to 50% of the shares covered by the option grant on the third anniversary of the grant date and as to 100% of such shares on the fifth anniversary of the grant date, and such options expire on the seventh anniversary of the grant date.

Under the methodology of SFAS No. 123, the fair value of the Company's stock options was estimated at the date of grant using the Black-Scholes option pricing model. The multiple option approach was used, with assumptions for expected option life of 5 years and 44% expected volatility for the market price of the Company's stock in 2002. An estimated dividend yield of 3% was used. The risk-free rate of return was determined to be 2.79% in 2002.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because subjectivity of assumptions can materially affect estimate of fair value, the Company believes the Black-Scholes model does not necessarily provide a reliable single measure of the fair value of its employee stock options.

The weighted average grant date fair value of options granted to employees under the 2002 Stock Option Plan during 2002 was $5.30. During 2002, options were granted under the plan at exercise prices equal to the market value of the Company's stock on the date of grant.

A summary of stock option activity under the plan is as follows:

	2003		2002	
	Shares	Exercise Price	Shares	Exercise Price
Beginning of year	444,998	$ –	–	$ –
Granted	–	–	466,133	16.50
Exercised	(1,849)	16.50	–	–
Forfeited	(18,390)	16.50	(21,135)	16.50
End of year	424,759	$ 16.50	444,998	$ 16.50
Exercisable	312	$ 16.50	–	$ –
Shares available for future grants under the plan as of December 31, 2003		738,725		720,335
Weighted-average grant date fair value		$ 5.30		$ 5.30
Weighted-average remaining contractual life		5.5 years		6.5 years

8. CONCENTRATION OF CREDIT RISK

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with credit-worthy, high-quality financial institutions.

The Company's customer base is concentrated in the healthcare industry. Customers are located throughout the United States. The Company requires no collateral or other security to support customer receivables. An allowance for doubtful accounts has been established for potential credit losses based on historical collection experience.

9. FAIR VALUES OF FINANCIAL INSTRUMENTS

Cash, cash equivalents, accounts receivable, accounts payable and accrued liabilities are reflected in the accompanying financial statements at cost, which approximates fair value because of the short-term maturity of these instruments. Based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities, at December 31, 2003 and 2002 the fair values of the note payable and financing receivables approximate book value.

10. FINANCING RECEIVABLES

The Company leases its information and patient care systems to certain healthcare providers under sales-type leases expiring in various years through 2007. These receivables typically have terms from 2 to 5 years, bear interest at various rates, and are usually collateralized by a security interest in the underlying assets. Since the Company has a history of successfully collecting all amounts due under the original payment terms of these extended payment arrangements without making any concessions to its customers, the Company satisfies the requirement of SOP 97-2 for revenue recognition. The Company's history with these types of extended payment term arrangements supports management's assertion that revenues are fixed and determinable and probable of collection.

The components of these lease receivables were as follows on December 31:

	2003	2002
Total minimum lease payments receivable	$ 1,690,917	$ 1,637,908
Less unearned income	(232,867)	(222,649)
Lease receivables	1,458,050	1,415,259
Less current portion	(665,947)	(574,656)
Amounts due after one year	$ 792,103	$ 840,603

Future minimum lease payments to be received at December 31, 2003 are as follows:

2004	$ 751,773
2005	443,896
2006	294,876
2007	132,666
2008	67,706
Total minimum lease payments to be received	1,690,917
Less unearned income	(232,867)
Net leases receivable	$ 1,458,050

The Company has also sold information and patient care systems to certain healthcare providers under extended payment terms. These receivables, included in current portion of financing receivables, typically have terms from 3 to 12 months and are collateralized by a security interest in the underlying assets. Total amounts receivable under these arrangements at December 31, 2003 and 2002 were $448,595 (of which $1,768 is included as a long-term asset) and $766,391, respectively.

11. BENEFIT PLANS

In January 1994, the Company adopted the Computer Programs & System, Inc. 401(k) Retirement Plan that covers all eligible employees of the Company who have completed one year of service. The plan allows eligible employees to contribute up to 15% of their pre-tax earnings up to the statutory limit prescribed by the Internal Revenue Service. The Company matches the first $1,000 contribution per participant plus a discretionary amount determined by the Company. The Company contributed approximately $935,000, $816,000 and $739,000 to the plan for the years ended December 31, 2003, 2002 and 2001, respectively.

The Company provides certain health and medical benefits to eligible employees, their spouses and dependents pursuant to a benefit plan funded by the Company. Each participating employee contributes to the Company's costs associated with such benefit plan. The Company's obligation to fund this benefit plan and pay for these benefits is limited through the Company's purchase of an insurance policy from a third-party insurer. The amount established as a reserve is intended to recognize the Company's estimated obligations with respect to its payment of claims and claims incurred but not yet reported under the benefit plan. Management believes that the recorded liability for medical self-insurance at December 31, 2003 and 2002 is adequate to cover the losses and claims incurred, but these reserves are necessarily based on estimates and the amount ultimately paid may be more or less than such estimates.

12. OPERATING LEASES

The Company leases certain real property, all of which is owned by entities that are owned by one or more stockholders of the Company. The lease agreements have terms of ten years and expire on or before June 2013. For the second five years of the leases, the rental may be adjusted with consent of the landlord and the Company. If mutual consent cannot be obtained, the rental for the second five years will remain the same as the first five years. For the years ended December 31, 2003, 2002 and 2001, total rent expense paid to related parties was approximately $1,325,000, $1,112,000 and $958,000, respectively.

The future minimum lease payments payable under operating leases subsequent to December 31, 2003 are as follows:

2004	$ 1,365,275
2005	1,365,275
2006	1,365,275
2007	1,365,275
2008	1,365,275
Thereafter	4,605,150
	$ 11,431,525

13. SUBSEQUENT EVENT

On February 3, 2004, the Company announced a dividend for the first quarter of 2004 in the amount of $0.12 per share.

14. QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)

The following table presents a summary of our results of operations for our eight most recent quarters ended December 31, 2003. The information for each of these quarters is unaudited and has been prepared on a basis consistent with the audited financial statements. This information includes all adjustments, consisting only of normal recurring adjustments, we consider necessary for fair presentation of this information when read in conjunction with the audited financial statements and related notes. Pro forma net income and pro forma net income per share data included in this table has been adjusted to include pro forma corporate income tax provisions as if we had been a C corporation during all of the quarterly periods. Our operating results have varied on a quarterly basis and may fluctuate significantly in the future.

	1st Quarter	2nd Quarter(1)	3rd Quarter	4th Quarter
	(in thousands except for share and per share data)			
Year Ended December 31, 2003				
Sales revenues	$ 20,075	$ 19,908	$ 19,591	$ 21,729
Gross profit	8,037	8,320	7,319	9,223
Operating income	3,224	3,308	2,278	3,735
Net income	2,071	2,112	1,461	2,222
Net income per share				
Basic	0.20	0.20	0.14	0.21
Diluted	0.20	0.20	0.14	0.21
Weighted average shares outstanding				
Basic	10,488,000	10,488,000	10,488,000	10,488,181
Diluted	10,569,223	10,543,577	10,524,832	10,510,879
Year Ended December 31, 2002				
Sales revenues	$ 16,921	$ 17,511	$ 18,897	$ 20,416
Gross profit	7,019	7,199	7,905	8,696
Operating income	2,799	2,763	3,041	3,466
Net income	2,872	3,316	2,077	2,385
Net income per share				
Basic	0.31	0.34	0.20	0.23
Diluted	0.31	0.34	0.20	0.23
Pro forma net income	1,790	1,792	2,077	2,385
Pro forma net income per share				
Basic	0.19	0.18	0.20	0.23
Diluted	0.19	0.18	0.20	0.23
Weighted average shares outstanding				
Basic	9,288,000	9,815,473	10,488,000	10,488,000
Diluted	9,288,000	9,829,027	10,589,226	10,563,331

(1) The 2nd Quarter 2002 information was restated to record a $934,000 tax benefit arising from the Company's change in tax status that occurred on May 21, 2002, the date of the IPO.

SCHEDULE II
COMPUTER PROGRAMS AND SYSTEMS, INC.
VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

Description		Balance at beginning of period	(1) Additions charged to cost and expenses	(2) Deductions	Balance at end of period
Allowance for doubtful accounts deducted from accounts receivable in the balance sheet	2001	$ 479,000	$ 225,000	$ 172,000	$ 532,000
	2002	532,000	818,000	582,000	768,000
	2003	768,000	257,000	121,000	904,000

(1) Adjustments to allowance for change in estimates.
(2) Uncollectible accounts written off, net of recoveries.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)), as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to the Company that is required to be included in our periodic Securities and Exchange Commission filings.

There have not been any changes in the Company's internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) during the fourth quarter of 2003 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

We have adopted a Code of Business Conduct and Ethics applicable to all of our directors, officers (including our Chief Executive Officer and senior financial officers) and employees. We have also adopted a separate code of ethics with additional guidelines and responsibilities applicable to our Chief Executive Officer and senior financial officers, known as the Code of Ethics for CEO and Senior Financial Officers. Copies of the Code of Business Conduct and Ethics and the Code of Ethics for CEO and Senior Financial Officers are filed as exhibits to this Annual Report on Form 10-K.

Other information required by this Item regarding Executive Officers is included in Part I of this Form 10-K under the caption "Executive Officers" in accordance with Instruction 3 of the Instructions to Paragraph (b) of Item 401 of Regulation S-K.

Other information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from CPSI's definitive Proxy Statement for the 2004 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from CPSI's definitive Proxy Statement for the 2004 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Certain of the information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from CPSI's definitive Proxy Statement for the 2004 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

The following table summaries the securities that have been authorized for issuance under our 2002 Stock Option Plan, which is described in Note 7 of the Notes to the Financial Statements.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by stockholders	424,759	$16.50	738,725
Equity compensation plans not approved by stockholders	-0-	N/A	-0-
Total	424,759		738,725

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from CPSI's definitive Proxy Statement for the 2004 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated by reference pursuant to General Instruction G(3) of Form 10-K from CPSI's definitive Proxy Statement for the 2004 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K.

(a)(1) and (2) and (d) - Financial Statements and Financial Statement Schedules.

Financial Statements: The Financial Statements and related Financial Statements Schedule of CPSI are included herein in Part II, Item 8.

(b) Reports on Form 8-K.

On October 22, 2003 a report on Form 8-K was furnished to the SEC pursuant to Item 12 on Form 8-K.

(c) Exhibits.

The exhibits listed on the Exhibit Index on page 65 of this Form 10-K are filed herewith or are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this the 12th day of March, 2004.

COMPUTER PROGRAMS AND SYSTEMS, INC.

By: /s/ David A. Dye
David A. Dye
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ John Morrissey John Morrissey	Chairman of the Board and Director	March 9, 2003
/s/ David A. Dye David A. Dye	President, Chief Executive Officer and Director (principal executive officer)	March 12, 2003
/s/ J. Boyd Douglas J. Boyd Douglas	Executive Vice President, Chief Operating Officer and Director	March 12, 2003
/s/ M. Stephen Walker M. Stephen Walker	Vice President - Finance and Chief Financial Officer	March 12, 2003
/s/ Darrell G. West Darrell G. West	Controller (principal accounting officer)	March 12, 2003
/s/ Dennis P. Wilkins Dennis P. Wilkins	Director	March 9, 2003
/s/ M. Kenny Muscat M. Kenny Muscat	Director	March 11, 2003
/s/ Ernest F. Ladd, III Ernest F. Ladd, III	Director	March 11, 2003
/s/ W. Austin Mulherin, III W. Austin Mulherin, III	Director	March 10, 2003
/s/ William R. Seifert, II William R. Seifert, II	Director	March 9, 2003

Exhibit Index

Exhibit Number	Description
3.1	Certificate of Incorporation (filed as Exhibit 3.4 to CPSI's Registration Statement on Form S-1 (Registration No. 333-84726) and incorporated herein by reference)
3.2	Bylaws (filed as Exhibit 3.6 to CPSI's Registration Statement on Form S-1 (Registration No. 333-84726) and incorporated herein by reference)
10.1	Real Property Lease, dated April 1, 2002, between CPSI and CP Investments, Inc. (filed as Exhibit 10.1 to CPSI's Registration Statement on Form S-1 (Registration No. 333-84726) and incorporated herein by reference)
10.2	Real Property Lease dated April 1, 2002, between CPSI and DJK, LLC (filed as Exhibit 10.2 to CPSI's Registration Statement on Form S-1 (Registration No. 333-84726) and incorporated herein by reference)
10.3	2002 Stock Option Plan (filed as Exhibit 10.3 to CPSI's Registration Statement on Form S-1 (Registration No. 333-84726) and incorporated herein by reference)
10.4	Form of Non-Qualified Stock Option Agreement for executive officers (filed as Exhibit 10.4 to CPSI's Registration Statement on Form S-1 (Registration No. 333-84726) and incorporated herein by reference)
10. 5	Agreement, dated July 1, 1999, between CPSI, AmSouth Bank and certain shareholders and officers of CPSI (filed as Exhibit 10.5 to CPSI's Registration Statement on Form S-1 (Registration No. 333-84726) and incorporated herein by reference)
10.6	Agreement, dated May 18, 2001, between CPSI, AmSouth Bank and certain shareholders and officers of CPSI (filed as Exhibit 10.6 to CPSI's Registration Statement on Form S-1 (Registration No. 333-84726) and incorporated herein by reference)
10.7	Release and Termination Agreement, dated April 26, 2002, between CPSI, AmSouth Bank and certain shareholders and officers of CPSI (filed as Exhibit 10.7 to CPSI's Registration Statement on Form S-1 (Registration No. 333-84726) and incorporated herein by reference)
10.8	Release and Termination Agreement, dated April 26, 2002, between CPSI, AmSouth Bank, Dennis P. Wilkins and certain officers of CPSI (filed as Exhibit 10.8 to CPSI's Registration Statement on Form S-1 (Registration No. 333-84726) and incorporated herein by reference)
10.9	Form of Indemnity Agreement entered into by CPSI and each of its non-employee directors (filed as Exhibit 10.1 to CPSI's Quarterly Report on Form 10-Q for the period ended September 30, 2002 and incorporated herein by reference)
10.10	Real Property Lease, dated October 1, 2002, between CPSI and CP Investments, Inc. (filed as Exhibit 10.10 to CPSI's Annual Report on Form 10-K for the period ended December 31, 2002 and incorporated herein by reference)

10.11	Real Property Lease, dated November 1, 2002, between CPSI and CP Investments, Inc. (filed as Exhibit 10.11 to CPSI's Annual Report on Form 10-K for the period ended December 31, 2002 and incorporated herein by reference)
10.12	Real Property Lease, dated June 16, 2003, between CPSI and CP Investments, Inc.
14.1	Code of Business Conduct and Ethics
14.2	Code of Ethics for CEO and Senior Financial Officers
23.1	Consent of Ernst & Young LLP, Independent Auditors
31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Directors and Officers

Board of Directors

David A. Dye
President and Chief Executive Officer
Computer Programs and Systems, Inc.

J. Boyd Douglas, Jr.
Executive Vice President and Chief Operating Officer
Computer Programs and Systems, Inc.

Ernest F. Ladd, III
Retired Executive Vice President and Chief Financial Officer
Dravo Corporation

John W. Morrissey
Retired Vice President, Sales and Marketing
Computer Programs and Systems, Inc.

W. Austin Mulherin, III
Attorney
Frazer, Greene, Upchurch & Baker, LLC

M. Kenny Muscat
Retired Executive Vice President and Chief Operating Officer
Computer Programs and Systems, Inc.

William R. Seifert, II
Executive Vice President
AmSouth Bank

Dennis P. Wilkins
Retired President and Chief Executive Officer
Computer Programs and Systems, Inc.

Officers

David A. Dye
President and Chief Executive Officer

J. Boyd Douglas, Jr.
Executive Vice President and Chief Operating Officer

M. Stephen Walker
Vice President of Finance and Chief Financial Officer

Corporate Data

Independent Accountants
Ernst & Young LLP
1901 Sixth Avenue North
Suite 1900, AmSouth/Harbert Plaza
Birmingham, AL 35203-2618

Transfer Agent
Wachovia Bank, N.A.
Equity Services Group
1525 West W. T Harris Blvd., 3C3
Charlotte, NC 28262-1153

Legal Counsel
Maynard, Cooper & Gale, P.C.
1901 Sixth Avenue North
Suite 2400, AmSouth/Harbert Plaza
Birmingham, AL 35203-2618

Corporate Headquarters
Computer Programs and Systems, Inc.
6600 Wall Street
Mobile, AL 36695
(251) 639-8100
www.cpsinet.com

Common Stock
Computer Programs and Systems, Inc.'s common stock is traded on The NASDAQ Stock Market's National Market under the symbol CPSI.

Integrated Application Modules

Patient Management Modules
Registration/ADT
Automated Registration Documentation System (ARDS)
Patient Accounting
> Accounts Receivable
> Insurance Processing Health Information Services
> Medical Records/Transcription
> Chart Deficiency/Location/History
> DRG/APC Grouper & Reporting
Medical Spell Check
Document Scanning
Master Patient Index
Electronic Claims Submission
Quality Improvement
> Quality Assurance
> Utilization Review
> Risk Management
> Infection Control
> Physician Credentialling
Managed Care

Financial Accounting Modules
Executive Information System
General Ledger
Accounts Payable
Payroll
Human Resources
Time & Attendance
Personnel Scheduling/Nurse Staffing
Fixed Assets
Materials Management
Budgeting

Office Automation Modules
ClientWare® Networking
Microsoft Office Integration
Ad Hoc Reporting (All modules)
Auto-Fax
Electronic Mail
Voice Transcription
Fingerprint Sign-on

Enterprise Modules
Home Health – Administration
Home Health – Point of Care
Medical Practice Management
Medical Practice Patient Charting
Medical Practice Access
Community Patient Index
Enterprise Wide Scheduling
Operating Room Management

Clinical Modules
Laboratory Information System (LIS)
> LIS Quality Control
Laboratory Instrument Interfaces
Radiology Information System
> Mammography Data Application
ImageLink™ - PACS
Physical Therapy
Cardiopulmonary
Pharmacy
> Electronic Medication Administration Record (E-MAR)
Pharmacy Clinical Monitoring
> Drug-to-Drug Interaction
> Patient Drug Education

Patient Care Modules
ChartLink™
> Computer Physician Order Entry
Order Entry/Results Reporting
Patient Education - Micromedex
Nursing/Multi-disciplinary Point of Care Documentation System
> Care Plans
> Patient Acuity
Medication Administration Verification
Resident Assessment Instruments (RAIs)

Miscellaneous Software Modules
Interfaces
> Code Finder Interfaces
> Payroll Direct Deposit Interfaces
> Electronic P.O. Submission
> CPR Access (Third-parties)
> Interfaces to Standalone Systems(ADT, Results, Charges)
> Card Embosser Interfaces
Fund Raising/Contribution Accounting
Archival Data Repository/CPR
User Created Screens & Reports
Disk Mirroring
Automated Backup
JCAHO Indicator Measurement System
Application Training System
Internet Call Management System
Remote Support Communications

Client Services
Application Service Provider (ASP)
Statement Outsourcing
Electronic Billing Outsourcing
Business Office Outsourcing
Internet Service Provider (ISP)
Forms & Supplies
Internet-based On-going Training
Integrated Application Modules

CPSI

6600 Wall Street
Mobile, AL 36695